As filed with the Securities and Exchange Commission on July 28, 2016

Registration Statement No. 333-211069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands	4412	98-0224774
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Telephone: (441) 298-2530

Fax: (441) 292-3931

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Watson Farley & Williams LLP

Attention: Daniel C. Rodgers

250 West 55th Street

New York, New York 10036

(212) 922-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

David S. Matheson

Perkins Coie LLP

1120 N.W. Couch Street, Tenth Floor

Portland, OR 97209-4128

(503) 727-2008

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the exchange offer described herein.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to completion, dated July 28, 2016

Teekay Corporation

Offer to Exchange All Outstanding, Unregistered

$200,000,000 8.5% Senior Notes due 2020 (CUSIP Nos. 87900YAB9 and

Y8564WAC7)

For New, Registered

8.5% Senior Notes due 2020 (CUSIP No. 87900YAA1)

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of the $200,000,000 aggregate principal amount of our outstanding, unregistered 8.5% Senior Notes due 2020 (CUSIP No. 87900YAB9 and Y8564WAC7) (or the original notes) issued on November 16, 2015 for new, registered 8.5% Senior Notes due 2020 (CUSIP No. 87900YAA1) (or the exchange notes), which are an additional issuance of and will be fully fungible with our outstanding 8.5% Senior Notes due 2020 in an aggregate principal amount of $450,000,000 that were issued on January 27, 2010 (or the January 27 notes). The exchange notes being offered hereby will have the same CUSIP number assigned to the January 27 notes and will vote together as one series with the January 27 notes and any original notes that remain outstanding after closing of the exchange offer. We refer to the January 27 notes, the original notes and the exchange notes collectively as the “notes.”

Material terms of the exchange offer

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2016, unless we extend it.

•	All outstanding original notes that are validly tendered and not validly withdrawn will be exchanged.

•	You may withdraw your tender of original notes any time before the exchange offer expires.

•	The terms of the exchange notes are substantially identical to those of the original notes, except that the exchange notes will not have securities law transfer restrictions and the registration rights relating to the original notes and the exchange notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

•	If you are eligible to participate in the exchange offer and do not tender your original notes, your original notes will continue to accrue interest, but you will not have further exchange or registration rights and will continue to hold original notes subject to restrictions on transfer.

•	No established trading market for the exchange notes currently exists. The notes will not be listed on any securities exchange or included in any automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal for the exchange offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (or the Securities Act). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days beginning when the exchange notes are issued to make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of distribution.”

See “Risk factors” beginning on page 21 for a discussion of risk factors that you should consider before deciding to exchange your original notes for exchange notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2016.

You should rely only upon the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state or jurisdiction where the offer or sale of such securities is not permitted. You should assume that information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide you without charge upon your request, a copy of any documents that we incorporate by reference, other than exhibits to those documents that are not specifically incorporated by reference into those documents. You may request a copy of a document, at no cost, by request directed to us at the following address or telephone number:

Teekay Corporation

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

Attention: Corporate Secretary

Telephone: (441) 298-2530

TO ENSURE TIMELY DELIVERY, YOU MUST REQUEST THE INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE THE COMPLETION OF THE EXCHANGE OFFER. THEREFORE, YOU MUST MAKE ANY REQUEST ON OR BEFORE                     , 2016.

i

Glossary of terms

We have included below the definitions for certain terms used in this prospectus:

Adjusted EBITDA	Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange gain (loss), loss on notes repurchased, asset impairments, loan loss provisions, net gain (loss) on sale of vessels and equipment, amortization of in-process revenue contracts, unrealized losses (gains) on derivative instruments, realized losses (gains) on interest rate swaps and interest rate swap amendments and terminations, write-down of equity-accounted-for investments and share of the above items in non-consolidated joint ventures.

Aframax tanker	An oil tanker generally between 80,000 and 120,000 dwt in size. Certain external statistical compilations define an “Aframax tanker” slightly differently, some as high as 125,000 dwt and others as low at 70,000 dwt. External data used in this prospectus has been adjusted so that the definition is consistent throughout.

Bareboat charter	A charter in which the customer (the charterer) pays a fixed daily rate for a fixed period of time for the full use of the vessel and becomes responsible for all crewing, management and navigation of the vessel and the expenses therefor.

Bunker fuel	Any hydrocarbon mineral oil used or intended to be used for the operation or propulsion of a ship.

Charter	The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) a specific voyage or set of voyages.

Chartered in	Vessels to which the operator has access pursuant to a charter. Also commonly referred to as “in-chartered” vessels.

Charterer	The party that charters a vessel.

Commercial management	Management of the employment of a vessel, including marketing the vessel for hire under time charters or under voyage charters in the spot market.

Contract of affreightment	A contract where the vessel operator commits to be available to transport the quantity of cargo requested by the customer from time to time over a specified trade route within a given period of time.

Deepwater	Water with depths of more than 1,000 feet.

DP	Dynamic positioning.

Drydock	A dock that may be drained of water to allow for the inspection and repair of a ship’s hull.

Dwt	Deadweight, a measure of oil tanker carrying capacity, usually in tonnes, based upon weight of cargo and other items necessary to submerge the vessel to its maximum permitted draft.

EBITDA	Earnings before interest, taxes, depreciation and amortization.

FPSO unit	Floating production, storage and offloading unit. An FPSO unit is a type of floating tank system designed to process and store crude oil. An FPSO unit typically has onboard the capability to carry out the oil separation process, obviating the need for such facilities to be located on the fixed platform. The processed oil is periodically offloaded onto shuttle tankers or ocean-going barges for transport to shore.

FSO unit	Floating storage and offtake unit. An FSO unit is an oil tanker that has been moored in an oil field and modified to store oil.

GAAP	Accounting principles generally accepted in the United States.

Hire rate	The agreed sum or rate to be paid by the customer for the use of the vessel.

Lightering	Conveying cargo with another vessel known as a “lighter” from a ship to shore or vessel.

Liquefaction	The process of liquefying natural gas.

LNG	Liquefied natural gas.

LNG carrier	A tank ship designed for transporting liquefied natural gas.

Long-term charter	A charter for a term three years or more.

LPG	Liquefied petroleum gas.

LPG carrier	A tank ship designed for transporting liquefied petroleum gas.

LR2 tanker	Long range 2 product tanker.

MR tanker	Medium range product tanker.

Net revenue	Revenues less voyage expenses.

Newbuilding	A new vessel under construction.

OECD	Organisation for Economic co-operation and Development.

Off-hire	The time during which a vessel is not available for service.

Pooling arrangement	Arrangements that enable participating vessels to combine their revenues. Pools are administered by a pool manager that secures employment for the participating vessels.

Product tanker

A vessel designed to carry a variety of liquid products varying from crude oil to clean or refined petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Scrapping	The process by which a vessel is stripped of equipment and broken up, generally for reprocessing of its steel.

Short-term charter	A charter for a term less than three years.

Shuttle tanker	A dynamically-positioned vessel generally between 80,000 and 150,000 dwt in size that contains sophisticated equipment designed to transport oil from offshore production platforms, FPSO units or FSO units to onshore storage and refinery facilities, often in harsh weather conditions.

Spot market	The market for chartering a vessel for single voyages.

Suezmax tanker	A vessel with capacity ranging from 120,000 dwt to 200,000 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Suez Canal.

Teekay Parent	Teekay Parent includes all the assets, liabilities, results of operations and cash flows from Teekay Corporation and its non-publicly-traded subsidiaries.

Time charter	A charter in which the customer pays for the use of a vessel’s cargo capacity for a specified period of time. The shipowner provides the vessel with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage as directed by the customer. The customer usually pays for bunkering and all voyage-related expenses, including canal tolls and port charges.

Towage vessels	Long-distance towing and offshore installation vessels that are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.

UMS	Unit for maintenance and safety. Also referred to as a floating accommodation unit, or FAU.

VLCC tanker	Very large crude carriers.

Voyage charter	A charter in which the customer pays for the use of a vessel’s cargo capacity for one, or sometimes more than one, voyage between specified ports. Under this type of charter, the shipowner pays all the operating costs of the vessel (including bunker fuel, canal and port charges, pilotage, towage and vessel’s agency) while payment for cargo handling charges are subject of agreement between the parties. Freight is generally paid per unit of cargo, such as a ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded.

Forward-looking statements

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements in this prospectus or incorporated by reference herein include, among others, statements about the following matters:

•	our growth strategy, growth prospects and objectives for future operations;

•	our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•	our dividend policy and the distribution and dividend policies of our publicly-listed subsidiaries, Teekay Offshore Partners L.P., Teekay LNG Partners L.P. and Teekay Tankers, including the temporary nature of current reduced distribution levels for Teekay Offshore Partners L.P. and Teekay LNG Partners L.P.;

•	our long-term plans for Teekay Parent (representing Teekay Corporation and its subsidiaries other than its three publicly-traded subsidiaries) to become an exclusive asset manager and project developer, including through the anticipated sale of its remaining floating production, storage and offloading (or FPSO) units over the next several years and to use the net proceeds to repay debt, with the related objective of ultimately becoming net debt free and for its publicly-traded subsidiaries to directly own all operating assets and to directly participate in mergers and acquisitions and organic growth opportunities;

•	offshore, liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production in the tanker market;

•	the relative size of the newbuilding orderbooks and the pace of future newbuilding orders in the liquefied gas, offshore and tanker industries generally;

•	repayment of deferred charter hire for the two LNG carriers relating to the Yemen LNG project;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter;

•	our chartering strategy, including the ability of Teekay Tankers Ltd. to take advantage of spot market opportunities, and the stability of our cash flows;

•	our retention and expansion of market share, level of business with existing and new customers and ability to enter into new markets, including adjacent business areas;

•	expected costs, capabilities, delivery dates of and financing for newbuildings, acquisitions and conversions;

•	the exercise of options to order additional newbuilding vessels, and the chartering of any such vessels;

•	the impact of the recent ship-to-ship transfer business acquisition on Teekay Tankers Ltd.’s cash flows and fleet utilization;

v

•	the ability of Tanker Investments Ltd. (or TIL) to benefit from the cyclical tanker market;

•	our ability to obtain charter contracts for newbuildings or other vessels;

•	expected financing for our transportation joint venture relating to the LNG project located on the Yamal Peninsula in Northern Russia;

•	the future valuation or impairment of goodwill;

•	our expectations as to any impairment of our vessels;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	the impact from a decline in the market value of the securities pledged as collateral for one of our revolving credit facilities;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the ability of OOG-TK Libra & Co KG to drawdown on its $804 million long-term loan facility for the new FPSO unit conversion for the Libra field;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	expected uses of proceeds from vessel or securities transactions, including the use of net proceeds from the offering of the original notes;

•	the timing and amount of dividends distributed by our equity accounted joint ventures;

•	our expectations regarding whether the U.K. taxing authority can successfully challenge the tax benefits available under certain of our former and current leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•	the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for two of Teekay LNG Partners L.P.’s Suezmax tankers;

•	the impact of recent and future regulatory changes or environmental liabilities;

•	the results of our charter contract negotiations related to the Piranema Spirit FPSO unit;

•	the expected resolution of legal claims against us, including potential tax challenges to lease transactions, securities claims and the results of our discussions with Sevan Marine ASA (or Sevan) regarding Teekay Offshore Partners L.P.’s acquisition of Logitel Offshore Pte Ltd;

•	the impact of future changes in the demand and price of oil;

•	the ability of Teekay Offshore Partners L.P. to grow its long-distance ocean towage and offshore installation services business;

•	features and performance of next generation HiLoad dynamic positioning (or DP) units and Teekay Offshore Partner L.P.’s ability to successfully secure a contract for the HiLoad DP unit;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk factors” below and those risks discussed in other reports we file with the Securities and Exchange Commission (or SEC) and that are incorporated in this prospectus by reference, including, without limitation, our Annual Report on Form 20-F for the year ended December 31, 2015. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Risk factors” and the documents incorporated by reference herein. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Summary

The following summary highlights selected information contained elsewhere in this prospectus or the documents incorporated by reference herein and does not contain all the information that you should consider before deciding whether to invest in the exchange notes. For a more complete understanding of Teekay Corporation and this offering of exchange notes, we encourage you to carefully read this entire prospectus and the other documents incorporated by reference herein. Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Teekay,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries, except that those terms, when used in this prospectus in connection with the exchange notes described herein, shall mean specifically Teekay Corporation and not any of its subsidiaries. References in this prospectus to “Teekay Parent” refer to the assets, liabilities, results of operations and cash flows of Teekay Corporation and its non-publicly traded subsidiaries. Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with generally accepted accounting principles in the United States (or GAAP). References in this prospectus to “independent” fleet owners or operators mean companies other than private or state controlled entities that operate their own fleets. Unless otherwise indicated, we include as long-term contracts those with an initial term of at least three years.

Overview

We are a leading growth-oriented asset manager and project developer in the “marine midstream” sector. We provide to the world’s leading oil and gas companies a comprehensive set of services, including international crude oil and gas marine transportation, offshore oil production, storage and offloading and other services. We provide these services primarily under long-term, fixed-rate contracts.

On a combined basis, we had consolidated assets of approximately $12.9 billion as of March 31, 2016. As of March 31, 2016, our fleet was comprised of 217 liquefied gas, offshore, and conventional tanker assets (including newbuilding and chartered-in vessels but excluding vessels managed for third parties). We have offices in 15 countries and approximately 7,100 seagoing and shore-based employees. We are the world’s third largest independent owner of liquefied natural gas (or LNG) carriers, the world’s largest independent owner and operator of shuttle tankers and one of the largest independent owners and operators of floating production, storage and offloading (or FPSO) units and mid-sized conventional oil tankers. For the year ended December 31, 2015, we generated revenues of approximately $2.4 billion, net revenues of approximately $2.3 billion, net income of $405.5 million and Adjusted EBITDA of $1.4 billion. Net revenues and Adjusted EBITDA are non-GAAP measures. Please read “—Summary financial and operating data” for descriptions of these measures and reconciliations of our revenues to net revenues and of our net loss to Adjusted EBITDA.

Our organizational structure can be divided into (a) Teekay Corporation and its non-publicly traded subsidiaries, which includes their legacy fleet of directly-owned vessels and is collectively referred to herein as Teekay Parent, and (b) our controlling interests in our publicly-listed subsidiaries, Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore), and Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), which are referred to herein as the Daughter Companies. We have general and limited partnership interests in Teekay Offshore and Teekay LNG, and a controlling ownership interest in Teekay Tankers. These entities are described below:

•	Teekay Parent currently owns one conventional tanker, three floating production, storage and offloading (or FPSO) units and a minority investment in TIL.

•	Teekay LNG primarily operates in the LNG and LPG shipping sectors and includes all of our LNG and LPG carriers. LNG carriers are usually chartered to carry LNG pursuant to long-term time-charter contracts and LPG carriers are mainly chartered to carry LPG on time-charters, contracts of affreightment or spot voyage charters.

•	Teekay Offshore primarily operates in the offshore oil production, storage and transportation sectors and includes our shuttle tankers, floating storage and off-take (or FSO) units, one HiLoad DP unit, a majority of our FPSO units, our units for maintenance and safety (or UMS) and our long-distance towing and offshore installation vessels. A substantial majority of these vessels operate under long-term contracts.

•	Teekay Tankers engages in the conventional tanker business and includes a substantial majority of our conventional crude oil and product tankers, which operate primarily in the spot-tanker market or are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts.

Although our corporate structure includes our three publicly-traded subsidiaries, we have four primary lines of business, which consist of liquefied gas carriers, offshore logistics (shuttle tankers, FSO units, UMSs, long-distance towing and offshore installation vessels and the HiLoad DP unit), offshore production (FPSO units), and conventional tankers.

Our customers include major international oil, energy and utility companies such as: BP plc, Canadian Natural Resources Limited, Centrica plc, Chevron Corporation, Petroleo Brasileiro S.A. (or Petrobras), Premier Oil plc, Ras Laffan Liquefied Natural Gas Company Limited, Royal Dutch Shell plc and Statoil ASA. We believe that customers partner with us for logistically complex projects under long-term, fixed-rate contracts due to our extensive capabilities, diverse service offerings, global operations platform, financial stability and high-quality fleet and customer service. As we evaluate new business opportunities in the liquefied gas and offshore markets, we seek to enter into contracts that have an initial term of at least five years.

Teekay Parent

Teekay Parent directly owns three FPSO units and one conventional tanker and also in-charters a number of vessels.

Over the past 10 years, Teekay Parent has undergone a major transformation from primarily being an owner of ships in the cyclical spot tanker business to an asset manager and project developer. We intend to (a) continue to reduce debt of Teekay Parent by completing the sales of its remaining three FPSO units and one conventional tanker to its Daughter Companies or third parties over the next several years and using the net proceeds to repay debt and (b) seek, in the future, to grow the distributions of Teekay Offshore and Teekay LNG following their recent temporary reductions. We also intend that Teekay Parent ultimately becomes net debt free (that is, its cash and cash equivalents will exceed its debt levels) and that the Daughter Companies eventually will hold all of the direct ownership interests in our operating assets and will directly pursue their own merger and acquisition and organic growth opportunities.

Teekay LNG

The vessels in Teekay LNG primarily compete in the LNG and LPG markets. Teekay LNG’s fleet includes 88 vessels. As of March 31, 2016, Teekay LNG had ownership interests ranging from 20% to 100% in 30 LNG carriers, as well as 20 additional newbuilding LNG carriers on order. In addition, as of March 31, 2016, Teekay LNG had full ownership of six LPG carriers and 50% ownership, through its joint venture agreement with Exmar NV, in another 15 LPG carriers and six newbuilding LPG carriers on order, and three chartered-in LPG carriers.

Teekay Offshore

Teekay Offshore—Offshore logistics

Shuttle tankers

Teekay Offshore’s shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts or bareboat charter contracts for a specific offshore oil field (where a vessel is hired for a fixed period of time) or under contracts of affreightment for various fields. As of March 31, 2016, Teekay Offshore had ownership interests ranging from 50% to 100% in 32 shuttle tankers (including the HiLoad DP unit), and chartered-in three shuttle tankers.

FSO units

Teekay Offshore’s FSO units are generally placed on long-term, fixed-rate time-charters or bareboat charters as an integrated part of the field development plan.

As of March 31, 2016, Teekay Offshore had ownership interests in seven FSO units (including one unit currently under conversion).

Towage vessels

Teekay Offshore is the sole provider of long-distance towing and offshore installation vessels with DP2 capability. We expect that Teekay Offshore’s towage vessels will operate on time-charter or voyage-charter towage contracts when they deliver.

As of March 31, 2016, Teekay Offshore had 100% ownership interests in 10 long-distance towage vessels (including four newbuildings scheduled to deliver in 2016 and 2017 and six vessels that delivered in the first half of 2015).

UMSs

Units for maintenance and safety are used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. Teekay Offshore’s UMS is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 systems that are capable of operating in deep water and harsh weather environments.

Teekay Offshore has a 100% interest in one UMS unit that delivered in February 2015. In June 2016, Teekay Offshore cancelled the delivery of two UMSs.

Teekay Offshore—Offshore production

FPSO units

FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. Traditionally for large field developments, major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. As of March 31, 2016, Teekay Offshore had ownership interests in eight FPSO units (including one unit under conversion and one unit undergoing upgrades).

Teekay Tankers

Teekay Tankers’ conventional crude oil tankers and product carriers primarily operate in the spot-tanker market or are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts, although some of its tankers are on fixed-rate contracts with an initial duration of at least one year. Most of Teekay Tankers’ conventional tankers operate pursuant to pooling or revenue sharing commercial management arrangements, each of which is solely managed by us.

Teekay Tankers’ vessels compete primarily in the Aframax and Suezmax tanker markets. Many major oil companies and other oil trading companies, the primary charterers of our vessels, also operate their own vessels and transport their own oil and oil for third-party charterers in direct competition with independent owners and operators. Teekay Tankers competes principally with other owners in the spot-charter market through the global tanker charter market.

As of March 31, 2016, Teekay Tankers’ fleet included 58 owned and chartered-in tankers (excluding six ship-to-ship transfer support vessels Teekay Tankers acquired in July 2015).

Organizational structure

The following chart depicts our simplified organizational structure as of March 31, 2016.

(1)	The partnership is controlled by its general partner. Teekay Corporation indirectly owns a 100% beneficial ownership in the general partner. However, in certain limited cases, approval of a majority of the unitholders of the partnership is required to approve certain actions.
(2)	Teekay Tankers has two classes of shares: Class A common stock and Class B common stock. Teekay Corporation indirectly owns 100% of the Class B shares which have five votes each but aggregate voting power capped at 49%. As a result of Teekay Corporation’s ownership of Class A and Class B shares, it holds aggregate voting power of 53.5% as of March 31, 2016.

Fleet list

As of March 31, 2016, our total fleet consisted of 217 vessels, including in-chartered vessels and newbuildings on order but excluding vessels we commercially manage for third parties, as summarized in the following table. The ownership interests of Teekay and the Daughter Companies in these vessels, other than chartered-in vessels, range from 20% to 100%.

	Number of vessels
	Owned vessels	Chartered-in vessels	Newbuildings, conversions or upgrades	Total
Teekay Parent(1)
FPSO units	3	–	–	3
VLCC tanker	1	–	–	1
Aframax tankers(2)	–	2	–	2

Total Teekay Parent fleet	4	2	–	6

Teekay Offshore fleet
Shuttle tankers	29	3	3	35
FPSO units	6	–	2	8
FSO units	6	–	1	7
UMS	1	–	2	3
Towage vessels	6	–	4	10
Aframax tankers		2	–	2

Total Teekay Offshore fleet	48	5	12	65

Teekay LNG fleet
LNG carriers	30	–	20	50
LPG carriers	21	3	6	30
Suezmax tankers	7	–	–	7
MR tankers	1	–	–	1

Total Teekay LNG fleet	59	3	26	88

Teekay Tankers fleet(3)
Aframax tankers	14	10	–	24
Suezmax tankers	22	–	–	22
LR2 tankers	7	2		9
MR tankers	2	–	–	2
VLCC tanker	1	–	–	1

Total Teekay Tankers fleet	46	12	–	58

Total Teekay consolidated fleet	157	22	38	217

(1)	Excludes two LNG carriers chartered-in from Teekay LNG and two shuttle tankers and three FSO units chartered-in from Teekay Offshore.
(2)	Excludes one vessel chartered-in from Teekay Tankers.
(3)	Excludes six ship-to-ship transfer support vessels acquired in July 2015.

Recent developments

Teekay Parent

In addition to a series of financing initiatives at Teekay Offshore (as described below), in May and June 2016, Teekay Parent completed various initiatives to increase its financial strength and flexibility, including:

•	refinancing three existing debt facilities, including $150 million relating to Teekay Parent’s equity margin revolving credit facility, $150 million of an existing revolving credit facility relating to Teekay Parent’s three directly-owned FPSO units, and $50 million of an existing debt facility relating to the Shoshone Spirit VLCC;

•	selling Teekay Parent’s 50% interest in three Infield Support Vessel Tugs for Royal Dutch Shell’s Prelude floating liquefied natural gas (FLNG) unit; and

•	issuing $100 million of common shares at a price of $8.32 per share to a group of institutional investors and two entities established by Teekay Parent’s founder, including Resolute Investments, Inc., Teekay Parent’s largest shareholder.

Teekay’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay. In June 2016, Teekay amended the facility by further reducing its aggregate potential maximum borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the loan-to-value ratio that determines the amount available to borrow based on the value of the common units of Teekay Offshore and Teekay LNG and the shares of Class A common stock of Teekay Tankers that are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million as of June 30, 2016. As of June 30, 2016, Teekay Parent had $31.9 million drawn on this facility, and $118.1 million undrawn.

As part of completing the financing initiatives both at Teekay Parent and Teekay Offshore, in June 2016, Teekay Parent entered into guarantee arrangements relating to Teekay Offshore up to a maximum of $500 million. The guarantees cover amounts owing under certain existing interest rate swaps which have put option termination rights that were extended to February 2019; a new loan for Teekay Offshore’s East Coast Canada shuttle tanker project during the construction period for three newbuilding shuttle tankers delivering in 2017 and 2018; and certain existing cross currency swaps related to two of Teekay Offshore’s Norwegian Kroner bonds for which the maturity dates were extended out to the end of 2018 (as described below). In addition, Teekay Parent extended the maturity date for obligations in the amount of $200 million owed to Teekay Parent by Teekay Offshore from July 2016 to January 2019 under the terms of a promissory note with an interest rate of 10.0% per annum and agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, all cash distributions to be paid to Teekay Parent or its affiliates, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore. In addition, Teekay Parent agreed with its lenders that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, Teekay Parent will raise equity capital in an amount equal to any dividends paid by Teekay Parent during that period.

In June 2016, Teekay Parent reached an agreement to sell the Shoshone Spirit VLCC, which is expected to be delivered to the third party between August and November 2016.

The charterer of the Polar Spirit LNG carrier, which Teekay Parent has chartered-in from Teekay LNG under a time charter contract did not pay hire for the vessel in December 2015 or January 2016. Teekay Parent is formalizing a legal claim against the charter party. Teekay Parent has secured a short-term charter for the Polar Spirit that is expected to commence in August 2016. The Artic Spirit LNG carrier, which Teekay Parent has also chartered-in from Teekay LNG under a time charter contract, is currently unchartered and is laid up.

Teekay LNG

During February and March 2016, Centrofin Management Inc. (Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both the Bermuda Spirit and Hamilton Spirit. As a result of Centrofin’s acquisition of the Bermuda Spirit and Hamilton Spirit, Teekay LNG recorded a $27.4 million loss on the sale of these vessels and associated charter contracts in the first quarter of 2016. The Bermuda Spirit was sold in April 2016 and the Hamilton Spirit was sold in May 2016. The total proceeds of $94.3 million from the sales were primarily used to repay existing term loans associated with these vessels, which loan balances totaled $88.3 million as at March 31, 2016.

In February 2016, Teekay LNG took delivery of its first MEGI LNG carrier newbuilding on order, which commenced its five-year charter contract with a subsidiary of Cheniere Energy, Inc. in February 2016. Teekay LNG’s second MEGI LNG carrier newbuilding delivered in July 2016 and is expected to commence its five-year charter contract with a subsidiary of Cheniere Energy, Inc. in August 2016. Also in February 2016, Teekay LNG secured a 10-year, $360 million long-term lease facility, which was used to finance both vessels.

In February and June 2016, Teekay LNG’s Exmar LPG joint venture took delivery of the sixth and seventh of its 12 LPG carrier newbuildings, which commenced charter contracts with an international energy company based in Norway in February and June 2016, respectively.

Teekay Offshore

Between April and June 2016, Teekay Offshore completed a series of financing initiatives to fund its unfunded capital expenditures and upcoming debt maturities, including:

•	obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	refinancing $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit;

•	extending the majority of the principal maturity payments to late-2018 for two of Teekay Offshore’s existing Norwegian Kroner senior unsecured bonds, previously due in January 2017 and January 2018;

•	extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Parent under the terms of a promissory note pursuant to which Teekay Offshore will pay Teekay Parent interest at a rate of 10.0% per annum, one half of which will be paid in cash, and the other half of which will be paid in common units or from the proceeds of the sale of equity securities;

•	issuing $200 million of equity, including $100 million of its 10.5% Series D Cumulative Convertible Perpetual Preferred Units (or Series D Preferred Units) with a two-year payment-in-kind option to be settled in common units plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit to a group of investors, including $26 million to Teekay Parent, and $100 million of common units at a price of $4.55 per unit to a group of investors;

•	cancelling the delivery of the two remaining UMS newbuildings; and

•	amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extend the existing cross currency swaps related to two of Teekay Offshore’s Norwegian Kroner bonds that have been extended.

As part of completing the financing initiatives, Teekay Offshore secured a payment-in-kind option by agreeing to convert $46 million of face value of the $250 million of the outstanding Series C Preferred Units (or Series C Preferred Units) for approximately 8.3 million common units, and the remaining $204 million of outstanding

Series C Preferred Units for approximately 8.5 million of the partnership’s newly issued 8.60% Series C-1 Cumulative Convertible Preferred Units (or Series C-1 Preferred Units) that include a two-year payment-in-kind option.

In April 2016, during the process to lift off the gangway connecting the Arendal Spirit to the P48 FPSO, the gangway of the Arendal Spirit suffered damage. The gangway has now been replaced and undergone extensive testing and the unit recommenced its charter contract in early-July 2016.

Teekay Offshore completed the sale of four conventional tankers for aggregate sales proceeds of approximately $130 million. The first two conventional tankers, the SPT Explorer and Navigator Spirit, were sold to Teekay Tankers in mid-December 2015 and the two remaining conventional tankers, the Kilimanjaro Spirit and Fuji Spirit, were sold to a third party in March 2016.

Teekay Tankers

In January 2016, Teekay Tankers completed a new five-year $900 million long-term debt facility. The new facility includes term loan and revolving credit facility components which were used to refinance 36 of Teekay Tankers’ existing vessels, including 17 vessels acquired during 2015 that were secured by Teekay Tankers’ two bridge loan facilities that matured in early-2016, and Teekay Tankers’ main corporate revolving credit facility which would have otherwise expired in 2017.

Corporate information

The Teekay organization was founded in 1973. Teekay is a Marshall Islands corporation and we maintain our principal executive office at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. We maintain a website at www.teekay.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus and the documents we incorporate by reference herein when making a decision as to whether to invest in the exchange notes.

The exchange offer

The following is a brief description of the material terms of the exchange offer. We are offering to exchange the original notes for the exchange notes. The terms of the exchange notes offered in the exchange offer are substantially identical to the terms of the original notes, except that the exchange notes will be registered under the Securities Act and certain transfer restrictions, registration rights and additional interest provisions relating to the original notes do not apply to the exchange notes. For a more complete description, see “The exchange offer” and “Description of notes.”

Original notes	$200,000,000 aggregate principal amount of 8.5% Senior Notes due 2020 (CUSIP Nos 87900YAB9 and Y8564WAC7).

The original notes were issued in transactions exempt from registration under the Securities Act and are subject to transfer restrictions.

Exchange notes	$200,000,000 aggregate principal amount of 8.5% Senior Notes due 2020 (CUSIP No. 87900YAA1).

The exchange offer	We are offering to exchange $1,000 principal amount of the exchange notes for each $1,000 principal amount of your original notes. Original notes tendered in the exchange offer must be in minimum denominations of $2,000 principal amount and any integral multiples of $1,000 in excess thereof. In order for us to exchange your original notes, you must validly tender them to us and we must accept them. For procedures for tendering, see “The exchange offer—Procedures for tendering original notes.”

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2016, unless we extend it.

Acceptance of original notes and delivery of exchange notes	We will accept for exchange any and all original notes that are validly tendered in the exchange offer and not withdrawn before the exchange offer expires. The exchange notes will be delivered promptly following the exchange offer.

Withdrawal rights	You may withdraw your tender of original notes at any time before the exchange offer expires.

Conditions of the exchange offer	Our obligation to consummate the exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or SEC staff interpretation. See “The exchange offer—Conditions.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date if, among other things, there shall have been proposed, adopted or enacted any law, statute, rule, regulation or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

Consequences of failure to exchange	If you are eligible to participate in the exchange offer and you do not tender your original notes, then your original notes will continue to accrue interest, but you will not have further exchange or registration rights and you will continue to hold original notes subject to restrictions on transfer.

Federal income tax consequences	The exchange of original notes for exchange notes will not be a taxable event for federal income tax purposes. See “Certain United States federal income tax considerations.”

Use of proceeds	We will not receive any proceeds from the exchange offer.

Accounting treatment	We will not recognize any gain or loss on the exchange of notes. See “The exchange offer—Accounting treatment.”

Exchange agent	The Bank of New York Mellon Trust Company, N.A. is the exchange agent. See “The exchange offer—Exchange agent.”

Resales of exchange notes	Based on interpretations by the staff of the SEC set forth in no-action letters issued to other parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the exchange notes; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

If you are an affiliate of ours, or are engaging in or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, then:

•	you may not rely on the applicable interpretations of the staff of the SEC;

•	you will not be permitted to tender original notes in the exchange offer; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the original notes.

Each participating broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for original notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

Any broker-dealer that acquired original notes from us may not rely on the applicable interpretations of the staff of the SEC and must comply with registration and prospectus delivery requirements of the Securities Act (including being named as a selling security holder) in connection with any resales of the original notes or the exchange notes.

See “The exchange offer—Procedures for tendering original notes” and “Plan of distribution.”

The exchange notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Teekay Corporation

Notes offered	Up to $200 million aggregate principal amount of 8.5% Senior Notes due 2020 (or the exchange notes).

The exchange notes are an additional issuance of and will be fully fungible with our outstanding 8.5% Senior Notes due 2020 that were issued on January 27, 2010 in an aggregate original principal amount of $450 million (or the January 27 notes). The new notes will have the same CUSIP number assigned to the January 27 notes and will vote together as one series with the January 27 notes and any original notes that remain outstanding after closing of the exchange offer. Unless otherwise specifically indicated or the context otherwise requires, the term “notes” refers to the January 27 notes, the original notes and the exchange notes.

Maturity	January 15, 2020

Interest payment dates	January 15 and July 15 of each year, commencing July 15, 2016.

Guarantees	The exchange notes will not be guaranteed by any of our subsidiaries.

Ranking	The exchange notes will rank equally in right of payment with all of our existing and future senior unsecured debt and senior to our existing and future subordinated debt. The exchange notes will effectively rank behind all of our existing and future secured debt, to the extent of the value of the assets securing such debt.

We are a holding company and the exchange notes will effectively rank behind all existing and future debt and other liabilities of our subsidiaries.

As of March 31, 2016, and after giving effect to the Adjustments (as defined in “Capitalization”), (i) we would have had approximately $7.4 billion of the principal amount of debt on a consolidated basis, of which approximately $6.8 billion would have been the principal amount of debt of our subsidiaries (all but $0.9 billion of which is secured by assets of our subsidiaries and approximately $0.8 billion of which is guaranteed on an unsecured basis by Teekay Corporation) and (ii) we would have had the capacity to borrow an additional $307.3 million under our credit facilities, all of which would be secured. Of such pro forma consolidated debt of $7.4 billion as of March 31, 2016, approximately $6.6 billion is attributable to our three publicly-traded subsidiaries, of which approximately $0.5 billion is guaranteed by Teekay Corporation.

In addition to our consolidated debt, as of March 31, 2016, our total proportionate interest in debt of joint ventures we do not control was $1.4 billion, of which our publicly-traded subsidiaries have guaranteed $0.5 billion and the remaining $0.9 billion has limited recourse to Teekay LNG and Teekay Offshore.

As of March 31, 2016, and after giving effect to the Adjustments (as defined in “Capitalization”) that relate to Teekay Parent, Teekay Parent would have had approximately $837.3 million of principal amount of debt, of which $592.6 million would have been direct obligations of Teekay Corporation and $244.7 million would have been debt secured by assets of subsidiaries within Teekay Parent, all of which is guaranteed by Teekay Corporation. Please read “Description of notes—General.”

For a more detailed description of our debt and that of Teekay Parent, please read “Description of other indebtedness.”

Additional amounts	All payments with respect to the exchange notes will be made without withholding or deduction for taxes imposed by the Republic of The Marshall Islands or any jurisdiction from or through which payment on the exchange notes is made unless required by law or the interpretation or administration thereof, in which case, subject to certain exceptions, we will pay such additional amounts as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. Please read “Description of notes—Covenants—Additional amounts.”

Optional redemption	We may redeem all or a portion of the exchange notes at any time before their maturity date at a redemption price equal to the greater of (a) 100% of the principal amount of the exchange notes to be redeemed and (b) the sum of the present value of the remaining scheduled payments of principal and interest discounted to the redemption date at the treasury yield plus 50 basis points, plus in either case accrued and unpaid interest to the date of redemption. Please read “Description of notes—Optional redemption.”

Tax redemption	If we become obligated to pay additional amounts under the exchange notes as a result of changes affecting certain withholding taxes, we may redeem all, but not less than all, of the notes at 100% of their principal amount plus accrued and unpaid interest to the date of redemption. Please read “Description of notes—Redemption for changes in withholding taxes.”

Change of control offer

Upon a Change of Control Triggering Event, which requires both a Change of Control and a Rating Decline (as defined herein), we will be obligated to make an offer to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. Please read

“Description of notes—Covenants—Repurchase of notes upon a Change of Control Triggering Event.”

Certain indenture provisions	The indenture governing the exchange notes contains covenants limiting our ability to:

•	create liens; and

•	merge, or consolidate or transfer, sell or lease all or substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions which are described under the heading “Description of notes—Covenants.”

Absence of a public market	The exchange notes are new securities and there is currently no established market for the exchange notes. Accordingly, we cannot assure the development or liquidity of any market for the exchange notes. Although the initial purchasers of the original notes have advised us that they currently intend to make a market in the exchange notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the exchange notes without notice. We do not intend to apply for a listing of the exchange notes on any securities exchange or for the inclusion of the exchange notes on any automated dealer quotation system.

Risk factors	You should refer to the section entitled “Risk factors” beginning on page 22 of this prospectus for a discussion of material risks that you should carefully consider before deciding to invest in the exchange notes.

Summary financial and operating data

The following table presents, in each case for the periods and as of the dates indicated, our summary consolidated financial and operating data.

The summary financial and operating data has been prepared on the following basis:

•	our historical consolidated financial and operating data as of and for the years ended December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements and the notes thereto, which are included or incorporated by reference in this prospectus; and

•	our historical consolidated financial and operating data as of and for the years ended December 31, 2011 and 2012 are derived from our audited consolidated financial statements and the notes thereto, which are not included in this prospectus.

•	our historical consolidated financial and operating data as of and for the three months ended March 31, 2015 and 2016 are derived from our unaudited interim consolidated financial statements and the notes thereto, which, other than the unaudited interim consolidated balance sheet as of March 31, 2015, are included or incorporated by reference in this prospectus.

Interim results may not be indicative of full year results, and historical and as adjusted results may not be indicative of future results.

Because we control the general partner of each of Teekay Offshore and Teekay LNG, and because we hold a majority of the voting power of Teekay Tankers, the financial results of these entities are included in Teekay’s consolidated financial results. However, Teekay Offshore, Teekay LNG and Teekay Tankers function with capital structures that are independent of each other and us, with each having publicly traded equity.

The table below includes three financial measures—net revenues, EBITDA and Adjusted EBITDA—which we use in our business and are not calculated or presented in accordance with GAAP. We explain these measures and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in notes 5 and 6, respectively, for the five years ended December 31, 2011, 2012, 2013, 2014 and 2015 and the three-month periods ended March 31, 2015 and 2016 in the table below.

The following table should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and accompanying notes incorporated by reference in this prospectus. This table should also be read together with “Management’s discussion and analysis of financial condition and results of operations” included in our Annual Report on Form 20-F for the year ended December 31, 2015 and our Report on Form 6-K for the period ended March 31, 2016, which is incorporated by reference in this prospectus.

	Year ended December 31					Three Months Ended March 31,
(in thousands)	2011	2012	2013	2014	2015	2015 (unaudited)	2016 (unaudited)
Income statement data:
Revenues	$1,976,022	$1,980,771	$1,830,085	$1,993,920	$2,450,382	$545,862	$641,108
Voyage expenses(1)	(176,614)	(138,283)	(112,218)	(127,847)	(115,787)	(25,670)	(31,590)
Vessel operating expenses(2)	(749,939)	(813,326)	(806,152)	(809,319)	(844,039)	(184,203)	(215,861)
Time-charter hire expense	(214,179)	(130,739)	(103,646)	(67,219)	(138,548)	(24,927)	(39,603)
Depreciation and amortization	(428,608)	(455,898)	(431,086)	(422,904)	(509,500)	(112,704)	(144,157)
General and administrative expenses	(173,604)	(144,296)	(140,958)	(140,917)	(133,184)	(37,954)	(32,967)
Asset impairments	(155,288)	(432,196)	(167,605)	(4,759)	(71,641)	(15,496)	—
Loan loss recoveries (provisions)	—	(1,886)	(748)	2,521	—	—	—
Net gain (loss) on sale of vessels, equipment and other assets	4,229	(6,975)	1,995	13,509	1,466	1,643	(27,619)
Bargain purchase gain	68,535	—	—	—	—	—	—
Goodwill impairment charge	(36,652)	—	—	—	—	—	—
Restructuring charges	(5,490)	(7,565)	(6,921)	(9,826)	(14,017)	(9,126)	(13,986)
Income (loss) from vessel operations	108,412	(150,393)	62,746	427,159	625,132	137,425	135,325
Interest expense	(137,604)	(167,615)	(181,396)	(208,529)	(242,469)	(51,346)	(72,203)
Interest income	10,078	6,159	9,708	6,827	5,988	1,530	1,322
Realized and unrealized (loss) gain on non-designated derivative instruments	(342,722)	(80,352)	18,414	(231,675)	(102,200)	(83,386)	(107,621)
Equity income	(35,309)	79,211	136,538	128,114	102,871	20,749	15,417
Foreign exchange gain (loss)	12,654	(12,898)	(13,304)	13,431	(2,195)	17,510	(10,514)
Other (loss) income	12,360	366	5,646	(1,152)	1,566	375	150
Net income (loss) before income taxes	(372,131)	(325,522)	38,352	134,175	388,693	42,857	(38,124)
Income tax (expense) recovery	(4,290)	14,406	(2,872)	(10,173)	16,767	995	(1,076)
Net income (loss)	(376,421)	(311,116)	35,480	124,002	405,460	43,852	(39,200)
Less: Net (income) loss attributable to non-controlling interests	17,805	150,936	(150,218)	(178,759)	(323,309)	(53,616)	(9,584)
Net income (loss) attributable to shareholders of Teekay Corporation	$(358,616)	$(160,180)	$(114,738)	$(54,757)	$82,151	$(9,764)	$(48,784)

Per Common Share Data:
Basic income (loss) attributable to shareholders of Teekay Corporation	(5.11)	(2.31)	(1.63)	(0.76)	1.13	(0.13)	(0.67)
Diluted income (loss) attributable to shareholders of Teekay Corporation	(5.11)	(2.31)	(1.63)	(0.76)	1.12	(0.13)	(0..67)
Cash dividends declared	1.2650	1.2650	1.2650	1.2650	1.7325	0.3163	0.0550

Balance sheet data: (at end of period)
Cash and cash equivalents	$692,127	$639,491	$614,660	$806,904	$678,392	$684,511	$658,158
Restricted cash(3)	500,154	533,819	502,732	119,351	176,437	155,790	134,124
Vessels and equipment(4)	7,890,761	7,321,058	7,351,144	8,106,247	9,366,593	8,682,813	9,300,819
Total assets(5)	11,091,230	10,959,125	11,506,393	11,779,690	13,061,248	12,219,308	12,903,234
Total long-term debt(5)	5,397,926	5,507,341	6,060,162	6,651,976	7,384,086	7,034,277	7,205,547
Obligations under capital leases	647,047	637,574	598,329	63,550	59,127	62,456	231,881
Capital stock and additional paid-in capital	660,917	681,933	713,760	770,759	775,018	772,177	778,080
Non-controlling interest	1,863,798	1,876,085	2,071,262	2,290,305	2,782,049	2,283,434	2,751,911
Total equity	3,303,794	3,191,474	3,203,050	3,388,633	3,701,074	3,350,190	3,613,536
Number of outstanding shares of common stock	68,732,341	69,704,188	70,729,399	72,500,502	72,711,371	72,682,366	72,813,524

Cash flow data:
Net cash provided by (used in):
Operating activities	$107,193	$288,936	$292,584	$446,317	$770,391	$181,668	$147,395
Financing activities	976,645	299,671	866,577	726,761	924,457	371,056	(230,884)
Investing activities	(1,171,459)	(641,243)	(1,183,992)	(980,834)	(1,823,278)	(675,117)	63,255

Other financial data:
Net revenues(6)	$1,799,408	$1,842,488	$1,717,867	$1,866,073	$2,334,595	$520,192	$609,518
EBITDA(7)	184,003	291,832	641,126	758,781	1,134,674	205,377	176,914
Adjusted EBITDA(7)	686,795	830,676	817,382	1,037,284	1,415,586	329,143	364,537
Total debt to total capitalization(8)	64.7%	65.9%	67.5%	66.5%	66.8%	67.9%	67.3%
Net debt to total net capitalization(9)	59.5%	60.9%	63.4%	63.1%	64.0%	65.1%	64.8%
Ratio of earnings to fixed charges(10)(11)	—	—	—	—	2.3x	1.9x	—
Expenditures for vessels and equipment	$755,045	$523,597	$753,755	$994,931	$1,795,901	$665,091	$178,480
Expenditures for drydocking	55,620	35,023	72,205	74,379	68,380	6,754	5,761
(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Prior to December 31, 2014, substantially all restricted cash deposits related to Teekay LNG. Under certain capital lease arrangements, Teekay LNG maintained restricted cash deposits that, together with interest earned on the deposits, equaled the remaining scheduled payments it owes under the capital leases. The interest Teekay LNG received from those deposits was used solely to pay interest associated with the capital leases, and the amount of interest it received approximated the amount of interest it paid on the capital leases.
(4)	Total vessels and equipment consists of (a) owned vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated amortization and (c) advances on newbuildings.
(5)	Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03), all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03, we present debt issuance costs related to a debt liability as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and total debt (including capital lease obligations) decreased by $46.4 million (December 31, 2011), $42.9 million (December 31, 2012), $49.3 million (December 31, 2013), $84.5 million (December 31, 2014), $91.7 million (December 31, 2015) and $84.2 million (March 31, 2016).
(6)	Consistent with general practice in the shipping industry, we use net revenues (or revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charter contracts, the charterer typically pays the voyage expenses, whereas under voyage charter contracts the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, or net revenues, are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net revenues with revenues.

	Year ended December 31,					Three months ended March 31,
(in thousands)	2011	2012	2013	2014	2015	2015 (unaudited)	2016 (unaudited)
Revenues	$1,976,022	$1,980,771	$1,830,085	$1,993,920	$2,450,382	$545,862	$641,108
Voyage expenses	(176,614)	(138,283)	(112,218)	(127,847)	(115,787)	(25,670)	(31,590)
Net revenues	$1,799,408	$1,842,488	$1,717,867	$1,866,073	2,334,595	$520,192	$609,518

(7)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange gain (loss), loss on notes repurchased, asset impairments, loan loss provisions, net gain (loss) on sale of vessels and equipment, amortization of in-process revenue contracts, unrealized losses (gains) on derivative instruments, realized losses (gains) on interest rate swaps and interest rate swap amendments and terminations, write-down of equity-accounted-for investments and share of the above items in non-consolidated joint ventures. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•	Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measure benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity, or debt securities, as applicable.

•	Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits security holders to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our common stock and repayments under debt instruments.

Neither EBITDA nor Adjusted EBITDA should be considered as an alternative to net income, income from vessel operations, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income (loss), and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Year ended December 31,					Three Months Ended March 31,
(in thousands)	2011	2012	2013	2014	2015	2015 (unaudited)	2016 (unaudited)
Income statement data:
Reconciliation of EBITDA and Adjusted EBITDA to net income (loss)
Net income (loss)	$(376,421)	$(311,116)	$35,480	$124,002	$405,460	$43,852	$(39,200)
Income tax expense (recovery)	4,290	(14,406)	2,872	10,173	(16,797)	(995)	1,076
Depreciation and amortization	428,608	455,898	431,086	422,904	509,500	112,704	144,157
Interest expense, net of interest income	127,526	161,456	171,688	201,702	236,481	49,816	70,881

EBITDA	$184,003	$291,832	$641,126	$758,781	$1,134,674	$205,377	$176,914

Restructuring charges	5,490	$7,565	$6,921	$9,826	$14,017	$9,126	$13,986
Foreign exchange (gain) loss	(12,654)	12,898	13,304	(13,431)	2,195	(17,510)	10,514
Loss on notes repurchased	—	—	—	7,699	—	—	—
Asset impairments, loan loss provisions and net loss (gain) on sale of vessels and equipment	151,059	441,057	166,358	(11,271)	70,175	13,853	27,619
Goodwill impairment charge	36,652	—	—	—	—	—	—
Bargain purchase gain	(68,535)	—	—	—	—	—	—
Amortization of in-process revenue contracts	(46,436)	(72,933)	(61,700)	(40,939)	(30,085)	(4,904)	(7,667)
Unrealized losses (gains) on derivative instruments	70,822	(29,658)	(178,731)	100,496	(38,319)	50,069	71,305
Realized losses on interest rate swaps	132,931	123,277	122,439	125,424	108,036	27,889	23,180
Realized losses (gains) on interest rate swap amendments and terminations	149,666	—	35,985	1,319	10,876	—	8,140
Write-down of equity-accounted for investments	19,411	1,767	—	—	—	—	—
Items related to non-consolidated joint ventures(a)	64,386	54,871	71,680	99,380	144,017	45,243	40,546

Adjusted EBITDA	$686,795	$830,676	$817,382	$1,037,284	$1,415,586	$329,143	$364,537

Reconciliation of Adjusted EBITDA to net operating cash flow
Net operating cash flow	$107,193	$288,936	$292,584	$446,317	$770,309	$181,668	$147,395
Expenditures for drydocking	55,620	35,023	72,205	74,379	68,380	6,754	5,761
Interest expense, net of interest income	127,526	161,456	171,688	201,702	236,481	49,816	70,881
Change in non-cash working capital items related to operating activities	84,347	115,209	(64,184)	(60,631)	12,291	33,206	21,675
Equity (loss) income, net of dividends received	(31,376)	65,639	121,144	94,726	(3,203)	(24,716)	15,417
Other (loss) income	(8,988)	(21,300)	(13,080)	44,842	54,382	157	17,556
Restructuring charges	5,490	7,565	6,921	9,826	14,017	9,126	13,986
Realized losses on interest rate swaps	132,931	123,277	122,439	125,424	108,036	27,889	23,180
Realized losses on interest rate swap amendments and terminations	149,666	—	35,985	1,319	10,876	—	8,140
Items related to non-consolidated joint ventures(a)	64,386	54,871	71,680	99,380	144,017	45,243	40,546

Adjusted EBITDA	$686,795	$830,676	$817,382	$1,037,284	$1,415,586	$329,143	$364,537

(a)	Equity income from non-consolidated joint ventures is adjusted for income tax expense (recovery), depreciation and amortization, interest expense, net of interest income, foreign exchange loss (gain), amortization of in-process revenue contracts, and unrealized and realized (gains) losses on derivative instruments
(8)	Total capitalization represents total debt and total equity.
(9)	Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.

(10)	This data is unaudited for all periods presented. For purposes of computing our ratio of earnings to fixed charges on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and subtracting (a) interest capitalized and (b) preference security dividends of subsidiaries. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, and (iii) interest within time charter hire expense. For the years ended December 31, 2011, 2012, 2013 and 2014 and the three months ended March 31, 2016 the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency for these periods was $325.0 million, $418.9 million, $99.5 million, $19.2 million and $79.6 million, respectively. These amounts were impacted by significant non-cash charges, including asset impairments of $155.3 million, $432.2 million and $167.6 million for the years ended December 31, 2011, 2012 and 2013, respectively, as well as unrealized losses (gains) on derivative instruments, excluding cross currency swaps, of $70.8 million, ($29.7) million, ($178.7) million and $100.5 million for the years ended December 31, 2011, 2012, 2013 and 2014, respectively. In addition, the amount for the three months ended March 31, 2016 was affected by a $27.6 million loss on sale of vessels and a $81.1 million unrealized loss from interest rate swaps.
(11)	In addition to our consolidated debt, as of March 31, 2016, our total proportionate interest in debt of joint ventures we do not control was $1.4 billion, of which our publicly-traded subsidiaries have guaranteed $0.5 billion and the remaining $0.9 billion has limited recourse to Teekay LNG and Teekay Offshore.

Risk factors

Each of the risks described below should be carefully considered, together with all of the other information contained or incorporated by reference in this prospectus, before making an investment decision with respect to participating in the exchange offer. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or affect the exchange notes. If any of the risks described below or other risks incorporated by reference into this prospectus were to occur, our business, financial condition or operating results could be materially adversely affected.

Risks relating to the exchange offer and the exchange notes

You may have difficulty selling the original notes that you do not exchange.

If you do not exchange your original notes for the exchange notes offered in the exchange offer, then you will continue to be subject to the restrictions on transfer of your original notes. Those transfer restrictions are described in the first supplemental indenture dated as of November 16, 2015 to the indenture dated as of January 27, 2010, between Teekay and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the original notes and in the legend contained on the original notes, and arose because we originally issued the original notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

In general, you may offer or sell your original notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the original notes under the Securities Act.

If a large number of original notes are exchanged for exchange notes issued in the exchange offer, then it may be more difficult for you to sell your unexchanged original notes. In addition, if you do not exchange your original notes in the exchange offer, then you will no longer be entitled to have those original notes registered under the Securities Act.

See “The exchange offer—Consequences of failure to exchange original notes” for a discussion of the possible consequences of failing to exchange your original notes.

You must carefully follow the required procedures to exchange your original notes; late deliveries of original notes and other required documents could prevent you from exchanging your original notes.

The exchange notes will be issued in exchange for original notes only after timely receipt by the exchange agent of a duly executed letter of transmittal (or an agent’s message (as defined under “The exchange offer—Procedures for tendering original notes”)) and all other required documents. Therefore, if you wish to tender your original notes, you must allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to notify you of defects or irregularities with respect to tenders of original notes for exchange or to waive any defect if you fail to follow the proper procedure. Any holder of original notes who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for original notes that were acquired in market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

We cannot assure you that an active trading market will develop for the exchange notes.

We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for quotation on any interdealer quotation system. In addition, the liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. In addition, such market-making activities will be subject to limits imposed by the United States federal securities laws. As a result, we cannot assure you that an active trading market will develop for the exchange notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. In that case you may not be able to sell your exchange notes at a particular time or you may not be able to sell your exchange notes at a favorable price.

If you are a broker-dealer, your ability to transfer the exchange notes may be restricted.

A broker-dealer that purchased original notes for its own account as part of market-making or trading activities must comply with the prospectus delivery requirements of the Securities Act when it sells the exchange notes. Our obligation to make this prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their exchange notes.

We have substantial debt levels and may incur additional debt.

As of March 31, 2016, after giving effect to the Adjustments (as defined in “Capitalization”), the principal amount of our consolidated debt would have totaled $7.4 billion and we would have had the capacity to borrow an additional $307.3 million under our credit facilities. In addition to our consolidated debt, as of March 31, 2016, our total proportionate interest in debt of joint ventures we do not control was $1.4 billion, of which our publicly-traded subsidiaries have guaranteed $0.5 billion, and the remaining $0.9 billion has limited recourse to Teekay LNG and Teekay Offshore. Our consolidated debt, capital lease obligations and joint venture debt could increase substantially. The terms of the indenture governing the exchange notes and, subject to certain limitations, our credit facilities do not prohibit us from incurring additional debt. Accordingly, should our current debt levels increase, the risks related to the exchange notes and our debt generally that we now face could also increase. Our level of debt could have important consequences to us, including:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms, if at all;

•	we will need to use a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to shareholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in obtaining additional financing, pursuing other business opportunities and responding to changing business and economic conditions.

Our ability to service our debt will depend on certain financial, business and other factors, many of which are beyond our control.

Our ability to service our debt, including the exchange notes, will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. In addition, we rely on distributions and other intercompany cash flows from our subsidiaries to repay our obligations. Financing arrangements between some of our subsidiaries and their respective lenders contain restrictions limiting such subsidiaries’ ability to distribute cash.

If we are unable to generate sufficient cash flow to service our debt service requirements, we may be forced to take actions such as:

•	seeking to restructure our debt, including the exchange notes;

•	seeking additional debt or equity capital;

•	selling additional assets or equity interests in certain assets or joint ventures;

•	further reducing cash distributions;

•	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; and

•	seeking bankruptcy protection.

Such measures might not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us to service our debt. Some of such measures may adversely affect our business or reputation. In addition, our credit agreements and the indenture governing the exchange notes may restrict our ability to implement some of these measures.

Use of cash from operations for capital purposes will reduce cash available to service our debt. The ability of us and our Daughter Companies to obtain bank financing or to access the capital markets for future offerings may be limited by our and their financial condition at the time of any such financing or offering as well as by adverse market conditions in general. Even if our Daughter Companies are successful in obtaining necessary funds, the terms of such financings could limit their ability to pay cash dividends or distributions to security holders, including us, or operate their businesses as currently conducted. In addition, incurring additional debt may significantly increase interest expense and financial leverage, and issuing additional equity securities may result in significant equityholder dilution and would increase the aggregate amount of cash required to maintain quarterly dividends and distributions.

Our dividend policy and the current cash distribution levels of Teekay Offshore and Teekay LNG may limit cash available to service the notes or to repay them at maturity.

In September 2014, we announced the adoption of a new dividend policy and our intention is to distribute to our shareholders a majority of the cash flows we receive from ownership of our publicly-traded subsidiaries. The new dividend policy commenced with the dividend for the quarter ended June 30, 2015. Our quarterly dividend payment is primarily based on the cash flow contributions from our general partnership and limited partnership interests in Teekay Offshore and Teekay LNG, together with other dividends received, after deductions for our corporate general and administrative expenses and any reserves determined to be required by our board of directors, including reserves to service our debt.

On December 16, 2015, we announced temporary reductions to our quarterly dividends, commencing with the dividend relating to the fourth quarter of 2015. The dividend reduction was in response to announcements by Teekay Offshore and Teekay LNG that they were temporarily reducing their quarterly cash distributions and retaining a significant portion of the internally generated cash flows as reserves to fund the equity capital requirements of their future growth projects and reduce debt levels, with the intention for the foreseeable future to reduce the need to raise equity capital at prohibitively dilutive and costly rates given current depressed market conditions generally in the energy and master limited partnership capital markets. In June 2016, we agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units.

The primary liquidity needs for us and the Daughter Companies in the next few years are to make payments for existing, committed capital expenditures and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly dividends or distributions on equity, operating expenses and dry docking expenditures and funding general working capital requirements. We anticipate that our and our Daughter Companies’ primary sources of funds in the next few years will be cash flows from operations, bank debt and proceeds from the sale of certain assets.

Our dividend policy may limit the amount of cash we have available to service the exchange notes at any given time or to repay them at maturity.

Financing agreements containing operating and financial restrictions may limit our operating and financial flexibility.

Operating and financial restrictions and covenants in our revolving credit facilities, term loans and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements restrict our ability to:

•	pay dividends;

•	incur or guarantee indebtedness;

•	change our ownership or structure, including through mergers, consolidations, liquidations and dissolutions;

•	grant liens on our assets;

•	sell, transfer, assign or convey our assets;

•	make certain investments; and

•	enter into a new line of business.

In addition, the indenture relating to the exchange notes restricts our ability to:

•	grant liens on our assets;

•	transfer, sell, lease or otherwise dispose of all or substantially all of our assets; and

•	consolidate with, or merge with or into any person.

Please read “Description of other indebtedness.”

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements or the indenture relating to the exchange notes, our debt obligations may become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans may terminate. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.

Our subsidiaries conduct all of our operations and own all of our operating assets, and your right to receive payments on the exchange notes is effectively subordinated to the rights of the creditors of our subsidiaries.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. Our only material asset is our ownership of the capital stock of or other ownership interests in our subsidiaries. As a result, our ability to make required payments on the exchange notes depends on the operations of our subsidiaries and our subsidiaries’ ability to distribute funds to us. To the extent our subsidiaries are unable to or elect not to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under the exchange notes. Our subsidiaries will have no obligation to pay amounts due on the exchange notes, and none of our subsidiaries will guarantee the exchange notes.

The rights of holders of the exchange notes are structurally subordinated to the rights of our subsidiaries’ creditors. A default by a subsidiary under its debt obligations would result in a block on distributions from the affected subsidiary to us. The exchange notes are effectively junior to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As of March 31, 2016, our subsidiaries had $6.7 billion in principal amount of outstanding debt and capital lease obligations and approximately $193.2 million of undrawn borrowing capacity. In addition, the indenture relating to the exchange notes permits us and our subsidiaries to incur additional debt without any limitation.

The exchange notes are unsecured obligations and effectively subordinated to our secured debt and secured debt of our subsidiaries.

The exchange notes are unsecured and therefore are effectively subordinated to any secured debt we or our subsidiaries maintain or may incur to the extent of the value of the assets securing the debt. In the event of a bankruptcy or similar proceeding involving us or a subsidiary, the assets that serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on the exchange notes. As of March 31, 2016, after giving effect to the Adjustments (as defined in “Capitalization”), we and our subsidiaries would have had an aggregate of approximately $5.9 billion of secured debt outstanding and approximately $307.3 million of undrawn borrowing capacity, all of which would be secured debt. Please read “Description of other indebtedness.” We and our subsidiaries will continue to have the ability to incur additional secured debt, subject to limitations in our credit facilities and the indenture governing the exchange notes.

We may be unable to raise the funds necessary to finance the change of control offer required by the indenture governing the exchange notes.

Upon the occurrence of a change of control triggering event as described in “Description of notes—Covenants—Repurchase of notes upon a change of control triggering event,” we will be required to offer to purchase the exchange notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. In the event of a change of control triggering event, the total debt represented by the notes could become due and payable. We may not have sufficient financial resources available at the time of any change of control to repurchase the notes. Our failure to repurchase the exchange notes upon a change of control triggering event would cause a default under the indenture relating to the notes. In addition, certain of our credit facilities provide that certain change of control events will constitute a default and, in the event of such a default, the holders of such debt may elect to declare all funds borrowed to be due and payable, together with accrued and unpaid interest. Any future debt facilities may contain similar restrictions and provisions.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are a Marshall Islands corporation and our subsidiaries are incorporated under the laws of the Marshall Islands, Norway, Spain and certain other countries besides the United States, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

It may not be possible for investors in the notes to enforce U.S. judgments against us.

We are a Marshall Islands corporation and most of our subsidiaries are organized in countries other than the United States. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for investors in the notes to enforce judgments upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (a) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or (b) would entertain original actions brought against us or our subsidiaries based upon these laws.

A ratings agency downgrade could lead to increased borrowing costs and credit stress.

If any rating agency that rates the notes reduces its rating in the future, the market price of the exchange notes could be adversely affected. In addition, if any of our other outstanding debt that is rated is downgraded, raising capital may become more difficult for us, borrowing costs under our other credit facilities and other future borrowings may increase and the market price of the exchange notes may decrease.

Risks related to our ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers

We are not the only equity holders of Teekay Offshore and Teekay LNG, and the respective partnership agreements of Teekay Offshore and Teekay LNG require them to distribute all available cash to their respective equity holders, including public unitholders. In addition, in connection with recently completed financing initiatives, we agreed that until Teekay Offshore repays amounts outstanding under the partnership’s Norwegian Kroner bonds maturing in 2018, all cash distributions paid by Teekay Offshore to us or our affiliates, including the general partner of Teekay Offshore, will be paid in common units.

Teekay Offshore and Teekay LNG are publicly-traded limited partnerships. As of March 31, 2016, we indirectly owned:

•	a 37.0% partnership interest in Teekay Offshore (including a 2% general partner interest) and all incentive distribution rights of Teekay Offshore; and

•	a 33.1% partnership interest in Teekay LNG (including a 2% general partner interest) and all incentive distribution rights of Teekay LNG.

The remainder of the outstanding limited partner interests in each of Teekay Offshore and Teekay LNG are owned by public unitholders. Although Teekay Offshore’s and Teekay LNG’s respective partnership agreements require them to distribute, on a quarterly basis, 100% of their available cash to their respective unitholders of record and their respective general partners, we are not the only limited partners of Teekay Offshore and Teekay LNG and, therefore, we receive only our proportionate share of cash distributions from each of Teekay Offshore and Teekay LNG based on our partner interests in each of them. The remainder of the quarterly cash distributions is distributed, pro rata, to the public unitholders.

For each of Teekay Offshore and Teekay LNG, available cash is generally all cash on hand at the end of each quarter, after payment of fees and expenses and the establishment of cash reserves by their respective general partners. Although we own the general partner of each of Teekay Offshore and Teekay LNG, Teekay Offshore’s and Teekay LNG’s respective general partners determine the amount and timing of cash distributions by Teekay Offshore and Teekay LNG, respectively, and have broad discretion to establish and make additions to the respective entity’s reserves in amounts the general partner determines to be necessary or appropriate:

•	to provide for the proper conduct of partnership business and the businesses of its operating subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs);

•	to provide funds for distributions to the respective unitholders and the respective general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any loan or other agreements.

Accordingly, cash distributions we receive on our ownership interests in Teekay Offshore and Teekay LNG may be reduced at any time, or we may not receive any cash distributions from these entities, which would in turn reduce our cash available to service our debt, including the exchange notes. In June 2016, we agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, all cash distributions to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units.

Our cash flow depends substantially on the ability of our subsidiaries, primarily our Daughter Companies, to make distributions to us. Our Daughter Companies Teekay Offshore and Teekay LNG have significantly reduced their distribution levels. The amount of cash that Teekay Offshore and Teekay LNG will be able to distribute to its unitholders including Teekay, principally depends upon the amount of cash these entities can generate from their respective business and the amount of cash reserves established by the boards of directors of the general partners of Teekay Offshore and Teekay LNG, and Teekay Tankers’ ability to pay dividends to its shareholders partially depends upon its continued generation of cash. In addition, in connection with recently completed financing initiatives, we agreed that until Teekay Offshore repays amounts outstanding under the partnership’s Norwegian Kroner bonds maturing in 2018, all cash distributions paid by Teekay Offshore to us or our affiliates, including the general partner of Teekay Offshore, will be paid in common units.

The source of our cash flow includes cash distributions from our subsidiaries, primarily Teekay Offshore and Teekay LNG.

We, Teekay Offshore and Teekay LNG believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on upcoming equity capital requirements for committed growth project and debt refinancing and other obligations, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we, Teekay Offshore and Teekay LNG believe that it is in the best interests of the securityholders of Teekay Offshore and Teekay LNG to conserve more of their internally generated cash flows to fund future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56, Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70 and, as a result, Teekay Parent temporarily reduced its quarterly cash dividend per share to $0.055 from $0.55. These distribution amounts were maintained for the first and second quarters of 2016. These distribution reductions by Teekay Offshore and Teekay LNG will substantially reduce our cash flows from them, including by currently eliminating any distributions on our incentive distribution rights in such Daughter Companies.

The amount of cash that Teekay Offshore and Teekay LNG will be able to distribute to its partners, including Teekay, each quarter principally depends upon the amount of cash it can generate from its respective business and the amount of cash reserves established by the boards of directors of the general partners of Teekay Offshore and Teekay LNG. Likewise, the ability of Teekay Tankers to pay dividends to its shareholders, including Teekay, depends in part on its continued generation of cash from its business. The amount of cash that Teekay Offshore, Teekay LNG and Teekay Tankers will generate may fluctuate from quarter to quarter based on, among other things, factors described under “Risks relating to our business.” In June 2016, we agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units.

The actual amount of cash that Teekay Offshore, Teekay LNG or Teekay Tankers will have available for distribution or dividends, as applicable, will depend on many factors, some of which are beyond its control, including:

•	the level of capital expenditures it makes;

•	the cost of any acquisitions;

•	its debt service requirements;

•	fluctuations in its working capital needs;

•	restrictions on distributions contained in its debt agreements;

•	prevailing economic and market conditions;

•	the cost of capital;

•	limitations under Marshall Islands laws; and

•	the amount of cash reserves established by its general partner or board of directors, as applicable, in its sole discretion for the proper conduct of its business.

Because of these factors, Teekay Offshore, Teekay LNG or Teekay Tankers may not have sufficient available cash each quarter to continue paying distributions or dividends to their respective partners or shareholders, including us, at their current or historical levels or at all. The amount of cash that Teekay Offshore, Teekay LNG and Teekay Tankers have available for distribution or dividends depends primarily upon their respective cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, Teekay Offshore, Teekay LNG or Teekay Tankers may not make cash distributions or pay cash dividends, as applicable, during periods when it records losses and may not make cash distributions or pay cash dividends, as applicable, during periods when it records profits. Furthermore, until Teekay Offshore repays the partnership’s Norwegian Kroner bonds maturing in 2018, all distributions paid to us or our affiliates as holders of common units will be paid in common units.

Teekay received total distributions, including incentive distributions, from Teekay Offshore of $56.8 million, $62.3 million, $70.8 million, $84.1 million and $4.4 million, respectively, during 2012, 2013, 2014, 2015 and the first quarter of 2016. Teekay received total distributions, including incentive distributions, from Teekay LNG of $87.4 million, $92.2 million, $100.7 million, $105.3 million and $3.8 million, respectively, during 2012, 2013, 2014, 2015 and the first quarter of 2016. Teekay received total dividends from Teekay Tankers of $7.1 million, $2.5 million, $2.6 million, $3.9 million, and $4.8 million, respectively, during 2012, 2013, 2014, 2015 and the first quarter of 2016. These amounts will be substantially reduced as a result of the recent distribution reductions by Teekay Offshore and Teekay LNG.

A reduction in Teekay Offshore’s or Teekay LNG’s distributions will disproportionately affect the amount of cash distributions to which Teekay is currently entitled as the holder of the incentive distribution rights of each partnership.

Teekay’s ownership of the incentive distribution rights of Teekay Offshore and Teekay LNG entitles it to receive increasing percentages, up to 50%, of incremental quarterly cash distributions by Teekay Offshore and Teekay LNG. Quarterly distributions by each of Teekay Offshore and Teekay LNG previously exceeded these thresholds and entitled Teekay to greater percentages of their respective cash distributions, including up to 50% of certain incremental distributions. The December 2015 announced decreases in the amount of distributions per unit by Teekay Offshore and Teekay LNG below the incentive distribution rights thresholds will significantly reduce Teekay’s percentage of the incremental cash distributions. See “Summary—Recent developments—Teekay Parent.” A further decrease in the amount of distributions per unit by Teekay Offshore or Teekay LNG may be caused by a variety of circumstances, including if Teekay Offshore or Teekay LNG generates less cash available for distributions or if the board of directors of their respective general partners determines to create larger reserves in computing cash available for distribution.

Each of Teekay Offshore, Teekay LNG and Teekay Tankers have issued significant amounts of additional common units or common shares to finance vessel acquisitions from Teekay and third parties, to finance organic growth projects and to fund capital expenditures and estimated funding gaps, which have reduced Teekay’s percentage ownership interest in these entities. In addition, Teekay Offshore, Teekay LNG and Teekay Tankers may issue additional limited partner interests, shares or other equity securities, which may increase the risk that Teekay Offshore, Teekay LNG or Teekay Tankers will not have sufficient available cash to maintain or increase cash distribution levels to its unitholders or shareholders, including Teekay.

Teekay Offshore, Teekay LNG and Teekay Tankers each has discretion to issue additional limited partner interests, shares or other equity securities on the terms and conditions established by its general partner or board of directors, as applicable. Since their respective initial public offerings, each of Teekay Offshore, Teekay LNG and Teekay Tankers has purchased vessels from Teekay and issued additional common or preferred units or common shares to the public to finance these acquisitions. In June 2016, Teekay Offshore issued the following equity securities in privately-negotiated transactions:

•	21,978,022 common units;

•	4,000,0000 Series D Preferred Units and warrants exercisable for 6,750,000 common units;

•	8,323,809 common units in consideration for the exchange and cancellation of 1,920,668 Series C Preferred Units; and

•	8,517,745 Series C-1 Preferred Units in consideration for the exchange and cancellation of the remaining 8,517,745 Series C Preferred Units

Under the terms of the Series C-1 Preferred Units and the Series D Units, for the next eight quarters, Teekay Offshore may, at its discretion, make distributions on such preferred units in cash, common units, or a combination of cash and common units. In addition, in June 2016, we agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units. In connection with extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation, we modified the terms of the note to provide that one half of the 10.0% per annum interest will be paid in common units or from the proceeds of the sale of common units.

See “Summary—Recent Developments—Teekay Offshore” for a further description of the transactions described above.

Teekay is required to offer to Teekay Offshore, Teekay LNG and Teekay Tankers certain vessels or joint venture interests for purchase, and intends to offer additional vessels for purchase from time to time. The issuance by Teekay Offshore, Teekay LNG or Teekay Tankers of additional common or preferred units, common or preferred shares or other equity securities to third parties to finance these or other vessel acquisitions, or otherwise:

•	may increase the risk that Teekay Offshore, Teekay LNG or Teekay Tankers will be unable to maintain or increase its quarterly cash distribution, which in turn may reduce the amount of quarterly cash distributions and any incentive distributions Teekay Parent is entitled to receive as the holder of ownership interests and incentive distribution rights of such entities; and

•	will reduce Teekay’s ownership interest in Teekay Offshore, Teekay LNG or Teekay Tankers, as applicable.

Teekay may sell some or all of its equity interests in Teekay Offshore, Teekay LNG and Teekay Tankers.

Subject to compliance with the terms of the indenture governing the exchange notes that restrict the sale of all or substantially all of Teekay’s assets, Teekay may sell some or all of its equity interests in Teekay Offshore, Teekay LNG and Teekay Tankers without the consent of holders of the exchange notes. The indenture under which the exchange notes will be issued neither limits the consideration Teekay receives nor requires Teekay to use the proceeds to repay indebtedness or make reinvestments. If Teekay sold its partner and equity interests in Teekay Offshore, Teekay LNG or Teekay Tankers, Teekay would no longer receive distributions in respect of the sold interests, and Teekay’s cash available to service its debt, including the exchange notes, may be adversely affected.

Conflicts of interest may arise because the respective boards of directors of the general partners of Teekay Offshore and Teekay LNG have a fiduciary duty to manage the general partners in a manner that is beneficial to their owners and, at the same time, in a manner that is beneficial to the respective unitholders of Teekay Offshore and Teekay LNG.

Teekay owns the respective sole general partners of Teekay Offshore and Teekay LNG. Each of the boards of directors of these general partners owes a fiduciary duty to the respective unitholders of Teekay Offshore and Teekay LNG, and not just to Teekay as owner of the general partners. As a result of these potential conflicts, the boards of directors of the general partners of Teekay Offshore and Teekay LNG may favor the interests of the public unitholders of Teekay Offshore or Teekay LNG over the interests of Teekay as the owner of the general partners.

None of Teekay Offshore, Teekay LNG or Teekay Tankers is subject to the provisions of the indenture governing the notes.

None of Teekay Offshore, Teekay LNG or Teekay Tankers is a guarantor of the exchange notes or party to the indenture under which the exchange notes will be issued. Each of these entities may, among other things, sell all or substantially all of its assets or, with respect to Teekay Offshore and Teekay LNG, modify the terms of their respective partnership agreements and incentive distribution rights owned by Teekay, in each case without the consent of holders of the exchange notes.

Relating to our business

Changes in the oil and natural gas markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting, production and storage of oil, petroleum products, LNG and LPG depend upon world and regional oil, petroleum and natural gas markets. Any decrease in shipments of oil, petroleum products, LNG or LPG in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, petroleum products, LNG or LPG, and competition from alternative energy sources. A slowdown of the U.S. and world economies may result in reduced consumption of oil, petroleum products and natural gas and decreased demand for our vessels and services, which would reduce vessel earnings.

A continuation of the recent significant declines in oil prices may adversely affect our growth prospects and results of operations.

Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. A continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•	a reduction in exploration for or development of new offshore oil fields, or the delay or cancelation of existing offshore projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•	a reduction in or termination of production of oil at certain fields we service, which may reduce our revenues under volume-based contracts of affreightment, production-based components of our FPSO unit contracts or life-of-field contracts;

•	a reduction in both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil;

•	lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels, in particular FPSO units, following expiration or termination of existing contracts or upon the initial chartering of vessels or which may result in extended periods of our vessels being idle between contracts;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, failing to extend or renew contracts upon expiration, or seeking to negotiate cancelable contracts;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Current market conditions limit our access to capital and our growth.

We have relied primarily upon bank financing and debt and equity offerings, primarily by our Daughter Companies, to fund our growth. Current depressed market conditions generally in the energy sector and for master limited partnerships have significantly reduced our and our Daughter Companies’ access to capital, particularly equity capital. Debt financing or refinancing may not be available on acceptable terms, if at all. Issuing additional common equity given current market conditions would be highly dilutive and costly. Lack of access to debt or equity capital at reasonable rates would adversely affect our growth prospects and our ability to refinance debt and the ability of our Daughter Companies to make distributions to us.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels, which may adversely affect our earnings and profitability.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease, particularly with respect to the conventional tanker vessels owned by Teekay Tankers, which accounted for approximately 21%, 12%, 9% and 10% of our net revenues during 2015, 2014, 2013 and 2012, respectively. These vessels are primarily employed on the spot-charter market, which is highly volatile and fluctuates based upon tanker and oil supply and demand. Declining spot rates in a given period generally will result in corresponding declines in operating results for that period. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for tanker capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	global and regional economic and political conditions;

•	the distance oil and oil products are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

Factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Changes in demand for transportation of oil over longer distances and in the supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.

Reduction in oil produced from offshore oil fields could harm our shuttle tanker and FPSO businesses.

As of March 31, 2016, we had 32 vessels operating in our shuttle tanker fleet, nine FPSO units operating in our FPSO fleet (of which one is operating in a joint venture), one FPSO unit undergoing upgrades and one 50% owned FPSO unit under conversion. Certain of our shuttle tankers and our FPSO units earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:

•	geologic factors, including general declines in production that occur naturally over time;

•	the rate of technical developments in extracting oil and related infrastructure and implementation costs; and

•	operator decisions based on revenue compared to costs from continued operations.

Factors that may affect an operator’s decision to initiate or continue production include: changes in oil prices; capital budget limitations; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; the quality of drilling prospects in the area; and regulatory changes. In addition, the volume of oil we transport may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills, operational difficulties, strikes, employee lockouts or other labor unrest. The rate of oil production at fields we service may decline from existing or future levels, and may be terminated, all of which could harm our business and operating results. In addition, if such a reduction or termination occurs, the spot tanker market rates, if any, in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under contracts of affreightment, which would also harm our business and operating results.

The redeployment risk of FPSO units is high given their lack of alternative uses and significant costs.

FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. These factors increase the redeployment risk of FPSO units. Unless extended, seven of our FPSO production service agreements will expire during the next five years. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

The duration of many of our shuttle tanker and FSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.

Some of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production at a field terminates or a field is abandoned for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker and FSO contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our business and operating results.

Charter rates for conventional oil and product tankers and towage vessels may fluctuate substantially over time and may be lower when we are attempting to re-charter these vessels, which could adversely affect our operating results. Any changes in charter rates for LNG or LPG carriers, shuttle tankers, FSO or FPSO units, or UMS could also adversely affect redeployment opportunities for those vessels.

Our ability to re-charter our conventional oil and product tankers following expiration of existing time-charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil and product tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil, refined petroleum product and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. Our ability to charter our towage vessels will depend, among other things, on the state of the towage market. Towage contracts are highly competitive and are based on the level of projects undertaken by the customer base. There also exists some volatility in charter rates for LNG and LPG carriers, shuttle tankers, FSO and FPSO units, and UMS, which could also adversely affect redeployment opportunities for those vessels.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for oil and product tankers, LNG and LPG carriers, UMS, and FPSO and FSO units can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If operation of a vessel is not profitable, or if we cannot redeploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. Vessel values, particularly of tankers, had declined in prior years, which contributed to vessel impairment charges against our earnings.

Our growth depends on continued growth in demand for LNG and LPG, and LNG and LPG shipping, as well as offshore oil transportation, production, processing and storage services.

A significant portion of our growth strategy focuses on continued expansion in the LNG and LPG shipping sectors and on expansion in the FPSO, shuttle tanker, and FSO sectors.

Expansion of the LNG and LPG shipping sectors depends on growth in world and regional demand for LNG and LPG and marine transportation of LNG and LPG, as well as the supply of LNG and LPG. Demand for LNG and LPG and for the marine transportation of LNG and LPG could be negatively affected by a number of factors, such as increases in the costs of natural gas derived from LNG relative to the cost of natural gas generally, increases in the production of natural gas in areas linked by pipelines to consuming areas, increases in the price of LNG and LPG relative to other energy sources, the availability of new energy sources, and negative global or regional economic or political conditions. Reduced demand for LNG or LPG and LNG or LPG shipping would have a material adverse effect on future growth of our publicly-listed subsidiary Teekay LNG, and could harm its results. Growth of the LNG and LPG markets may be limited by infrastructure constraints and community and environmental group resistance to new LNG and LPG infrastructure over concerns about the environment, safety and terrorism. If the LNG or LPG supply chain is disrupted or does not continue to grow, or if a significant LNG or LPG explosion, spill or similar incident occurs, it could have a material adverse effect on demand for LNG or LPG and could harm our business, results of operations and financial condition.

Expansion of the FPSO, shuttle tanker, and FSO sectors depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

•	decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain fields we service, delays or cancellations of projects under development or a reduction in exploration for or development of new offshore oil fields;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth.

Reduced demand for offshore marine transportation, production, processing or storage services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

The intense competition in our markets may lead to reduced profitability or reduced expansion opportunities.

Our vessels operate in highly competitive markets. Competition arises primarily from other vessel owners, including major oil companies and independent companies. We also compete with owners of other size vessels. Our market share is insufficient to enforce any degree of pricing discipline in the markets in which we operate and our competitive position may erode in the future. Any new markets that we enter could include participants that have greater financial strength and capital resources than we have. We may not be successful in entering new markets.

One of our objectives is to enter into additional long-term, fixed-rate charters for our LNG and LPG carriers, shuttle tankers, and FPSO and FSO units. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We expect competition for providing services for potential gas and offshore projects from other experienced companies, including state-sponsored entities. Our competitors may have greater financial resources than us. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience, will enter the gas and offshore sectors. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Three customers, international oil companies, accounted for an aggregate of 28%, or $677.1 million, of our consolidated revenues during 2015 (2014 – three customers for 33%, or $664.1 million, 2013 – three customers for 37% or $677.3 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

Petroleo Brasileiro SA (or Petrobras), the Brazil state-controlled oil company, is one of our largest customers. Petrobras is alleged to have participated in a widespread corruption scandal involving improper payments to Brazilian politicians and political parties. It is uncertain at this time how these factors may affect Petrobras, its performance of existing contracts with us or the development of new projects offshore of Brazil. Any adverse effect on the ability of Petrobras or any other customer to develop new offshore projects or to perform under existing contracts with us could harm us.

In addition, in October 2015, Sevan issued a press release indicating that certain individuals who have left Sevan may have made improper payments to Petrobras between 2005 and 2008 in order to obtain vessel contracts from

Petrobras, including the existing contract for the Sevan Piranema FPSO unit, which unit and contract Teekay Offshore acquired from Sevan in November 2011 and renamed Piranema Spirit. If it is determined that the Piranema Spirit FPSO contract was illegally obtained by Sevan, in addition to any penalties that could be assessed by the authorities, Petrobras may seek to terminate the contract or may seek damages relating to the arrangement, and any dispute with Petrobras may adversely affect our relationship with Petrobras. Although Teekay Offshore will seek indemnification from Sevan for losses and penalties imposed on Teekay Offshore by Petrobras and/or the regulatory authorities, there is no assurance that it will be successful in offsetting any losses through such claims against Sevan.

We could lose a customer or the benefits of a contract if:

•	the customer fails to make payments because of its financial inability, disagreements with us or otherwise;

•	we agree to reduce the payments due to us under a contract because of the customer’s inability to continue making the original payments;

•	the customer exercises certain rights to terminate the contract; or

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair.

Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.

Economic downturns and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, increased exposure to interest rate and credit risks and reduced access to capital markets. If global financial markets and economic conditions significantly deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

Future adverse economic conditions or other developments may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

Future adverse economic conditions or other developments relating directly to our customers may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customers’ inability to pay for any reason could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

We may be unable to make or realize expected benefits from acquisitions, and implementing our strategy of growth through acquisitions may harm our financial condition and performance.

A principal component of our strategy is to continue to grow by expanding our business both in the geographic areas and markets where we have historically focused as well as into new geographic areas, market segments and services. We may not be successful in expanding our operations and any expansion may not be profitable.

Our strategy of growth through acquisitions involves business risks commonly encountered in acquisitions of companies, including:

•	interruption of, or loss of momentum in, the activities of one or more of an acquired company’s businesses and our businesses;

•	additional demands on members of our senior management while integrating acquired businesses, which would decrease the time they have to manage our existing business, service existing customers and attract new customers;

•	difficulties in integrating the operations, personnel and business culture of acquired companies;

•	difficulties of coordinating and managing geographically separate organizations;

•	adverse effects on relationships with our existing suppliers and customers, and those of the companies acquired;

•	difficulties entering geographic markets or new market segments in which we have no or limited experience; and

•	loss of key officers and employees of acquired companies.

Acquisitions may not be profitable to us at the time of their completion and may not generate revenues sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our results of operations and financial condition, including risks that we may: fail to realize anticipated benefits, such as cost-savings, revenue and cash flow enhancements and earnings accretion; decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions; incur additional indebtedness, which may result in significantly increased interest expense or financial leverage, or issue additional equity securities to finance acquisitions, which may result in significant shareholder dilution; incur or assume unanticipated liabilities, losses or costs associated with the business acquired; or incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

We may not be successful in our recent entry into new markets which may have competitive dynamics that differ from markets in which we already participate, and we may be unsuccessful in gaining acceptance in these markets from customers or competing against other companies with more experience or larger fleets or resources in these markets. We also may not be successful in employing the HiLoad DP unit on contracts sufficient to recover our investment in the unit.

The strain that growth places upon our systems and management resources may harm our business.

Our growth has placed, and we believe it will continue to place, significant demands on our management, operational and financial resources. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain quality and control in geographically dispersed markets. In addition, our three publicly-traded subsidiaries and TIL have increased our complexity and placed additional demands on our management. Our future growth and financial performance will also depend on our ability to recruit, train, manage and motivate our employees to support our expanded operations and continue to improve our customer support, financial controls and information systems.

These efforts may not be successful and may not occur in a timely or efficient manner. Failure to effectively manage our growth and the system and procedural transitions required by expansion in a cost-effective manner could have a material adverse effect on our business.

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of oil and product tankers, lightering vessels, LNG and LPG carriers, FPSO and FSO units UMS, towage vessels, and the HiLoad DP unit is inherently risky. Although we carry hull and machinery (marine and war risk) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, with some limited exceptions, we do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disaster or natural disasters could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks, environmental catastrophes or political changes may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage.

Past port calls by our vessels, or third-party vessels from which we derived pooling revenues, to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.

The United States has imposed sanctions on Syria and Sudan. The United States and the European Union (or EU) also had imposed sanctions on trade with Iran. The EU lifted these sanctions in January 2016. At that time, the

U.S. lifted its secondary sanctions on Iran which applied to foreign persons, but has retained its primary sanctions which apply to U.S. entities and their foreign subsidiaries. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in commercial pooling arrangements from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time and we intend to maintain our compliance with all U.S. and EU sanctions.

In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran, Syria or Sudan. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on, or through our participation in pooling arrangements have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.

Marine transportation and oil production is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disaster;

•	bad weather or natural disasters;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage or pollution;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our operating results are subject to seasonal fluctuations.

We operate our conventional tankers in markets that have historically exhibited seasonal variations in demand and, therefore, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in our fiscal quarters ended March 31 and December 31.

Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the fiscal quarters ended June 30 and September 30 in this region compared with production in the fiscal quarters ended March 31 and December 31. Because a number of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of our shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for our North Sea shuttle tanker operations may be negatively affected if the rates in the conventional oil tanker markets are lower than the contract of affreightment rates. In addition, we seek to coordinate some of the general dry docking schedule of our fleet with this seasonality, which may result in lower revenues and increased dry docking expenses during the summer months.

We expend substantial sums during construction of newbuildings and the conversion of tankers to FPSO or FSO units without earning revenue and without assurance that they will be completed.

We are typically required to expend substantial sums as progress payments during construction of a newbuilding or vessel conversion, but we do not derive any revenue from the vessel until after its delivery. In addition, under some of our time charters if our delivery of a vessel to a customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated charges.

If we are unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of March 31, 2016, we and our joint ventures had on order 20 LNG carriers, six LPG carriers, one FSO conversion, one FPSO conversion, one FPSO upgrade, three shuttle tankers, two UMS, four long-distance towing and offshore installation vessels and three infield support towing. The 20 LNG carriers are scheduled for delivery between 2016 and 2020. Six LPG carriers are scheduled for delivery between 2016 and 2018. One FSO conversion is scheduled for completion in early-2017. One FPSO conversion is scheduled for completion in early-2017. One FPSO upgrade is scheduled for completion in the fourth quarter of 2016. Four long-distance towing and offshore installation vessels are scheduled to deliver in 2016 and 2017. Three infield support towing vessels are scheduled to deliver during 2016. Three shuttle tankers are scheduled from delivery between 2017 and 2018. In June 2016, we cancelled the delivery of two UMSs, which will cause us to write off the value of the construction costs to date and potentially incur additional costs associated with the cancellation of the shipbuilding contracts. As of March 31, 2016, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $1.0 billion.

In addition, conversion of tankers to FPSO and FSO units expose us to a numbers of risks, including lack of shipyard capacity and the difficulty of completing the conversions in a timely and cost effective manner. During conversion of a vessel, we do not earn revenue from it. In addition, conversion projects may not be successful.

We make substantial capital expenditures to expand the size of our fleet. Depending on whether we finance our expenditures through cash from operations or by incurring debt or issuing equity securities, our financial leverage could increase or our shareholders could be diluted.

We regularly evaluate and pursue opportunities to provide the marine transportation requirements for various projects, and we have recently submitted bids to provide transportation solutions for LNG and LPG, towage, UMS, FPSO and FSO projects. We may submit additional bids from time to time. The award process relating to LNG and LPG transportation, FPSO and FSO opportunities typically involves various stages and takes several months to complete. If we bid on and are awarded contracts relating to any LNG and LPG, FPSO and FSO projects, we will need to incur significant capital expenditures to build the related LNG and LPG carriers, FPSO and FSO units.

To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the incurrence of debt or issuance of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. Issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to pay quarterly dividends.

Exposure to currency exchange rate and interest rate fluctuations results in fluctuations in our cash flows and operating results.

Substantially all of our revenues are earned in U.S. Dollars, although we are paid in Euros, Australian Dollars, Norwegian Kroner and British Pounds under some of our charters. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses leads to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, in particular the Norwegian Kroner, the British Pound, the Euro, the Singapore Dollar, the Australian Dollar and the Canadian Dollar. We also make payments under two Euro-denominated term loans. If the amount of these and other Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the applicable period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. The primary source of these gains and losses is our Euro-denominated term loans and our Norwegian Kroner-denominated bonds. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments of our Norwegian Kroner bonds.

Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of our seafarers are employed under collective bargaining agreements. We may become subject to additional labor agreements in the future. We may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff and may increase our cost of operation. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition.

We and certain our joint venture partners may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks, piracy and the current or future conflicts in the Middle East and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and ability to conduct business.

In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks and warlike operations and our vessels could be targets of pirates, hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters, which would harm our cash flow and business.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy incidents in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our and many of our customers’ substantial operations outside the United States expose us and them to political, governmental and economic instability, which could harm our operations.

Because our operations, and the operations of certain of our customers, are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business, including Brazil, or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil and gas from politically and economically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities, strikes, or other political or economic instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash payments and distributions, or on the ability of these customers to make payments or otherwise perform their obligations to us. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate or to which we trade may harm our business and ability to make payments and distributions, and a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

Two vessels owned by the Teekay LNG-Marubeni Joint Venture are chartered to Yemen LNG Company Limited (or YLNG), an entity that operates in Yemen and has close ties to the Yemeni government. The hostilities in Yemen have adversely affected the LNG facilities in Yemen and could hinder Yemen LNG Company Limited’s ability to perform its obligations under its time charter contracts with Teekay LNG’s joint venture, which would adversely affect its operating results and liquidity. As a result, in December 2015, the Teekay LNG-Marubeni Joint Venture agreed to a temporary deferral of a portion of the charter payments for the two LNG carriers for the period from January 1, 2016 to December 31, 2016. Upon future resumption of the LNG plant in Yemen, it is presumed that YLNG will repay the deferred amounts in full plus interest thereon over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay deferred amounts.

The LNG carrier newbuildings for the Yamal LNG Project are customized vessels and Teekay LNG’s financial condition, results of operations and ability to make distributions to us could be substantially affected if the Yamal LNG Project is not completed.

The LNG carrier newbuildings ordered by the Yamal LNG Joint Venture will be specifically built for the Arctic requirements of the project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project) and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled for any reason, either before or after commencement of operations, the Yamal LNG Joint Venture may be unable to reach an agreement with the shipyard allowing for the termination of the shipbuilding contracts (since no such optional termination right exists under these contracts), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

The Yamal LNG Project may be abandoned or not completed for various reasons, including, among others:

•	failure of the project to obtain debt financing;

•	failure to achieve expected operating results;

•	changes in demand for LNG;

•	adverse changes in Russian regulations or governmental policy relating to the project or the export of LNG;

•	technical challenges of completing and operating the complex project, particularly in extreme Arctic conditions;

•	labor disputes; and

•	environmental regulations or potential claims.

If the project is not completed or is abandoned, proceeds if any, received from limited Yamal LNG project sponsor guarantees and potential alternative employment, if any, of the vessels and from potential sales of components and scrapping of the vessels likely would fall substantially short of the cost of the vessels to the Yamal LNG Joint Venture. Any such shortfall could have a material adverse effect on our financial condition, results of operations and ability to make distributions to us.

Sanctions against key participants in the Yamal LNG Project could impede completion or performance of the Yamal LNG Project, which could have a material adverse effect on us.

The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) has placed Russia-based Novatek OAO (or Novatek), a 50.1% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek, which sanctions remain in effect. The restrictions on Novatek prohibit U.S. persons (and their subsidiaries) from participating in debt financing transactions of greater than 90 day maturity by Novatek and, by virtue of Novatek’s 50.1% ownership interest, the Yamal LNG Project. The European Union also imposed certain sanctions on Russia. These sanctions require a European Union license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. However, the technologies being currently sanctioned appear to focus on oil exploration projects, not gas projects. Furthermore, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing.

Although we believe that we are in compliance with all applicable sanctions laws and regulations, and intend to maintain such compliance, these sanctions have recently been imposed and the scope of these laws may be subject to changing interpretation. Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, our results of operations and the ability of the Yamal LNG Project to make distributions to us.

Failure of the Yamal LNG Project to achieve expected results could lead to a default under the time-charter contracts by the charter party.

The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG Project does not achieve expected results, the risk of charter party default may increase. If the charter party defaults on the time-charter contracts, Teekay LNG may be unable to redeploy the vessels under other time-charter contracts or may be forced to scrap the vessels. Any such default could adversely affect Teekay LNG’s results of operations and ability to make distributions to us.

Neither the Yamal LNG Joint Venture nor Teekay LNG’s joint venture partner may be able to obtain financing for the six LNG carrier newbuildings for the Yamal LNG Project.

The Yamal LNG Joint Venture does not yet have in place financing for the six LNG carrier newbuildings that will service the Yamal LNG Project. The estimated total fully built-up cost for the vessels is approximately $2.1 billion. If the Yamal LNG Joint Venture is unable to obtain debt financing for the vessels on acceptable terms, if at all, or if Teekay LNG’s joint venture partner fails to fund its portion of the newbuilding financing, Teekay LNG may be unable to purchase the vessels and participate in the Yamal LNG Project.

Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. In addition, port authorities may seek to detain our vessels in port, which could adversely affect our operating results or relationships with customers.

Declining market values of our vessels could adversely affect our liquidity and result in breaches of our financing agreements.

Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to pledge additional collateral in the event of a decline in vessel values, the lenders under these facilities could accelerate our debt and foreclose on our vessels pledged as collateral for the loans. As of March 31, 2016, the total outstanding debt under credit facilities with this type of loan to value covenant tied to conventional tanker, towage, UMS and shuttle tanker values was $1,441.7 million, tied to FPSO values was $710.1 million and tied to LNG carrier values was $80.7 million. We have 11 financing arrangements that require us to maintain vessel value to outstanding loan principal balance ratios ranging from 105% to 125%. At March 31, 2016, we were in compliance with these required ratios.

Declining market values of the common units of Teekay Offshore or Teekay LNG or the Class A common stock of Teekay Tankers may result in required repayments under one of our credit facilities.

Teekay is a borrower under a revolving credit facility which is secured by common units of Teekay Offshore and Teekay LNG, and shares of Class A common stock of Teekay Tankers owned by Teekay. The credit facility includes a loan-to-value ratio relating to the value of the pledged securities. If, as a result of a decline in the aggregate market value of the pledged securities, the outstanding balance of the loans exceeds the loan-to-value ratio, Teekay must prepay amounts under the facility. In June 2016, Teekay amended the facility by further reducing its aggregate potential maximum borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the loan-to-value ratio that determines the amount available to borrow based on the value of Teekay’s common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are pledged as collateral. If, as a result of a decline in the aggregate market value of the pledged securities, the outstanding balance of the loans exceeds the loan-to-value ratio, the Company must prepay amounts under the facility. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million as of June 30, 2016. As of June 30, 2016, after giving effect to the amendment and another amendment reducing the availability under the facility to $150 million, $31.9 million was drawn under this facility and $118.1 million was undrawn.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil and gas will lessen dramatically over the short-term, in the long-term, climate change may reduce the demand for oil and gas or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Certain of Teekay LNG’s lease arrangements contain provisions whereby it has provided a tax indemnification to third parties, which may result in increased lease payments or termination of favorable lease arrangements.

Teekay LNG and certain of its joint ventures are party and were party to lease arrangements for certain vessels whereby the lessor could claim tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under these lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the United Kingdom (or U.K.) taxing authority, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. Under the capital lease arrangements, Teekay LNG does not have the ability to pass these increased rentals onto its charter party. However, the terms of the lease arrangements enable Teekay LNG and its joint venture partner to jointly terminate a lease arrangement on a voluntary basis at any time. In the event of an early termination of a lease arrangement, the joint venture is obliged to pay termination sums to the lessor sufficient to repay its investment in the vessel and to compensate it for the tax effect of the termination, including recapture of tax depreciation, if any.

Teekay LNG and its joint venture partner were the lessee under three separate 30-year capital lease arrangements (or the RasGas II Leases) with a third party for three LNG carriers (or the RasGas II LNG Carriers). On December 22, 2014, Teekay LNG and its joint venture partner voluntarily terminated the leasing of the RasGas II LNG Carriers. However, Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), of which Teekay LNG owns a 70% interest, remains obligated to the lessor under the RasGas II Leases to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. Initial indications are that HMRC will attempt to progress matters on other leases including the lease of Teekay Nakilat Joint Venture with the intent of asking the lessees to accept the LEL1 tax case verdict that capital allowances were not due. If the Teekay Nakilat Joint Venture were to be challenged by HMRC, it is uncertain whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

In addition, subsidiaries of another Teekay LNG joint venture formed to service the Tangguh LNG project in Indonesia have lease arrangements with a third party for two LNG carriers. The terms of the lease arrangements provide tax and change of law risk assumption by that joint venture.

The prices of our common stock and other securities have been, and are likely to continue to be, volatile. Periods of market volatility may increase the risk of a securities litigation claim, regardless of merit. The Company and certain of its officers are named defendants in pending securities class action suit relating to our common shares.

Following our December 2015 announcement that our Board of Directors had approved a plan to reduce our quarterly dividend from $0.55 per share in the third quarter of 2015 to $0.055 per share commencing with the fourth quarter of 2015 dividend payable in February 2016, a purported class action complaint was filed on March 1, 2016 in the U.S. District Court for the District of Connecticut the defendants naming us and certain of our officers as defendants. The complaint includes claims that violated Section 10(b) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Rule 10b-5 promulgated thereunder. In general, the complaint alleges that the defendants made materially false and misleading statements regarding our dividend and the anticipated amount of our dividend to be paid in future periods, thereby artificially inflating the price of our common stock. The plaintiffs are seeking unspecified monetary damages, including reasonable costs and expenses incurred in this action. We are vigorously defending the action. The amount or range of reasonably possible losses, including defense costs and expenses to which we are exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to us is uncertain. We maintain a Directors and Officers Insurance policy that provides coverage for claims such as those alleged in the complaint, subject to coverage defenses, policy limits and a self-insured retention. Regardless of the outcome of this action or similar future actions of this type, the defense of such claims may cause us to incur substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our joint venture arrangements impose obligations upon us but limit our control of the joint ventures, which may affect our ability to achieve our joint venture objectives.

For financial or strategic reasons, we conduct a portion of our business through joint ventures. Generally, we are obligated to provide proportionate financial support for the joint ventures although our control of the business entity may be substantially limited. Due to this limited control, we generally have less flexibility to pursue our own objectives through joint ventures than we would with our own subsidiaries. There is no assurance that our joint venture partners will continue their relationships with us in the future or that we will be able to achieve our financial or strategic objectives relating to the joint ventures and the markets in which they operate. In addition, our joint venture partners may have business objectives that are inconsistent with ours, experience financial and other difficulties that may affect the success of the joint venture, or be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial condition or results of operations.

We depend on certain joint venture partners to assist us in operating our businesses and competing in our markets.

Our ability to compete for offshore oil marine transportation, processing, floating accommodation, towage and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends largely on our ability to leverage our relationship with our joint venture partners and their reputation and relationships in the shipping industry. If our joint venture partners suffer material damage to their financial condition, reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters and contracts of affreightment upon their expiration;

•	obtain new charters and contracts of affreightment;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our or our subsidiaries’ ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

In January 2015, Teekay Offshore, through the Libra joint venture, its 50/50 joint venture with Odebrecht Oil & Gas S.A. (or OOG), finalized the contract with Petrobras to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract will be serviced by a new FPSO unit being converted from Teekay Offshore’s 1995-built shuttle tanker, the Navion Norvegia, which was sold by Teekay Offshore to the joint venture. The converted unit is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract with Petrobras and its international partners. Senior Odebrecht S.A. personnel, including a former executive of OOG, have been implicated in corruption charges related to improper payments to Brazilian politicians and political parties. Any adverse effect of these charges against OOG may harm our growth prospects and results of operations and inhibit the near-term ability of its joint venture with OOG to draw down on its existing loan facility to fund the Libra FPSO conversion. The Libra joint venture is currently in discussions with lenders to ensure the continued drawdown under the $804 million loan facility as a result of the ongoing Federal Police investigation into OOG referred to as the “Lava Jato Operation” as well as OOG’s current financial difficulties.

Teekay Tankers’ U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit its earnings in this area of its operations.

Teekay Tankers’ U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port, including offshore offloading facilities. While we believe that lightering offers advantages over alternative methods of delivering crude oil to U.S. Gulf ports, Teekay Tankers’ lightering revenues may be limited due to the availability of alternative methods.

Teekay Tankers’ full service lightering operations are subject to specific risks that could lead to accidents, oil spills or property damage.

Lightering is subject to specific risks arising from the process of safely bringing two large moving tankers next to each other and mooring them for lightering operations. These operations require a high degree of expertise and present a higher risk of collision compared to when docking a vessel at port. Lightering operations, similar to marine transportation in general, are also subject to risks due to events such as mechanical failures, human error, and weather conditions.

Tax risks

We may be subject to taxes, which could affect our results of operations and cash flow.

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces our cash flow. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our cash flow. In addition, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the United States Internal Revenue Code (or the Code). If we were not exempt from tax under Section 883 of the Code, we or our subsidiaries that are currently claiming exemptions will be subject to U.S. federal income tax on shipping income attributable to our subsidiaries’ transportation of cargoes to or from the U.S. to the extent it is treated as derived from U.S. sources. Please read Item 4.E. “Information on the Company—Taxation of the Company—United States Taxation” in our Annual Report on Form 20-F for the year ended December 31, 2015, which is incorporated by reference into this prospectus. Certain of our subsidiaries currently are unable to claim this exemption and, as a result, we estimate that they will be subject to less than $500,000 of U.S. federal income tax annually. To the extent we or any of our subsidiaries are subject to U.S. federal income tax on shipping income from U.S. sources, our cash flow will be reduced by the amount of such tax. We cannot give any assurance that future changes and shifts in ownership of our stock will not preclude us or our other subsidiaries from being able to satisfy an exemption under Section 883.

Use of proceeds

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes contemplated by this prospectus, we will receive original notes in a like principal amount. We will cancel all original notes exchanged for exchange notes in the exchange offer.

Ratio of earnings to fixed charges

The following table sets forth the historical ratio of our consolidated earnings to our consolidated fixed charges for the periods indicated.

	Year ended December 31,						Three months ended March 31,
	2011	2012	2013	2014	2015		2016
Ratio of earnings to fixed charges(1)(2)	— (3)	— (3)	— (3)	— (3)	2.3	x	— (3)

(1)	This data is unaudited for all periods presented. For purposes of computing our ratio of earnings to fixed charges on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, and (d) distributed income of equity investees, and subtracting (a) interest capitalized and (b) preference security distributions of subsidiaries. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, and (iii) interest within time-charter hire expense.
(2)	As of March 31, 2016, our total proportionate interest in debt of joint ventures we do not control was $1.4 billion, of which our publicly-traded subsidiaries have guaranteed $0.5 billion and the remaining $0.9 billion has limited recourse to Teekay LNG and Teekay Offshore.
(3)	For the years ended December 31, 2011, 2012, 2013 and 2014 and the three months ended March 31, 2016, the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency for these periods was $325.0 million, $418.9 million, $99.5 million, $19.2 million and $79.6 million, respectively. These amounts were impacted by significant non-cash charges, including asset impairments of $155.3 million, $432.2 million and $167.6 million for the years ended December 31, 2011, 2012 and 2013, respectively, as well as unrealized losses (gains) on derivative instruments, excluding cross currency swaps, of $70.8 million, ($29.7) million, ($178.7) million and $100.5 million for the years ended December 31, 2011, 2012, 2013 and 2014, respectively. In addition, the amount for the three months ended March 31, 2016 was affected by a $27.6 million loss on sale of vessels and a $81.1 million unrealized loss from interest rate swaps.

Capitalization

The following table sets forth our capitalization on a consolidated basis as of March 31, 2016:

•	on an actual basis;

•	on an as adjusted basis to give effect to the following, as if the following transactions (the “Adjustments”) occurred on March 31, 2016:

(a)	use of $88.4 million of proceeds to repay amounts outstanding under a credit facility concurrently with sale of the Suezmax tanker Bermuda Spirit in April 2016 and the Suezmax tanker Hamilton Spirit in May 2016;

(b)	use of $18.0 million in cash to prepay a portion of the existing debt facility for the Shoshone Spirit VLCC and a six-month extension to November 2016 of repayment of the remaining $50.0 million outstanding;

(c)	the completion and concurrent drawdown in April 2016 of a new $35.0 million tranche on an existing debt facility secured by two shuttle tankers in Teekay Offshore;

(d)	the issuance of $100 million of common shares of Teekay Corporation at a price of $8.32 per common share in June 2016 resulting in the receipt of approximately $96.2 million of proceeds net of offering costs;

(e)	the issuance of $100 million of common units of Teekay Offshore at a price of $4.55 per common unit in June 2016 and the concurrent receipt of $2.0 million from Teekay Parent to maintain its 2% general partner interest resulting in the receipt of approximately $97.3 million of proceeds net of offering costs;

(f)	the issuance by Teekay Offshore of 4.0 million 10.5% Series D Preferred Units, warrants to purchase 4.5 million common units with an exercise price of $4.55 per common unit and warrants to purchase 2.25 million common units with an exercise price of $6.05 per common unit, for net proceeds of $71.3 million (excluding $26 million from Teekay Parent and net of offering costs), of which $61.2 million is estimated to be allocable to the Series D Preferred Units and $10.1 million to the warrants;

(g)	the refinancing of Teekay Offshore’s existing debt facility for the Petrojarl Varg FPSO, whereby the facility size was reduced from $100 million to $75 million and a $25 million repayment was made;

(h)	the amendment of one of Teekay Parent’s revolving credit facilities secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay Parent which if completed on March 31, 2016 would have had the impact of increasing the amount available to borrow by $114.1 million; and

(i)	the conversion in June 2016 of 1,920,668 Series C Preferred Units of Teekay Offshore, with a carrying value of $46.4 million, to 8,323,809 Common Units of Teekay Offshore and the exchange of 8,517,745 Series C Preferred Units of Teekay Offshore for 8,517,745 Series C-1 Preferred Units of Teekay Offshore.

You should read this table in conjunction with the sections entitled “Description of other indebtedness” included elsewhere in this prospectus and our consolidated financial statements and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and results of operations” in our Current Report on Form 6-K for the three months ended March 31, 2016, which is incorporated by reference in this prospectus.

	As of March 31, 2016
(in thousands)	Actual	As adjusted
Cash and cash equivalents	$658,158	$915,490	(1)
Restricted cash	134,124	134,124

Total cash and restricted cash	$792,282	$1,049,614
Debt
8.5% Senior Notes due January 2020(3)	392,657	392,657
8.5% Senior Notes due January 2020(4)	200,000	200,000
Other debt(2)	6,712,933	6,617,063
Obligations under capital leases	231,881	231,881
Less unamortized discount and debt issuance costs	(100,043)	(100,043)

Total debt	$7,437,428	$7,341,558	(1)
Redeemable non-controlling interest	254,631	269,344
Equity
Common stock and additional paid-in capital	778,080	874,243
Retained earnings	106,215	106,215
Non-controlling interest	2,751,911	2,905,898
Accumulated other comprehensive loss	(22,670)	(22,670)

Total equity	$3,613,536	$3,863,686

Total capitalization	$11,305,595	$11,474,588

(1)	The amounts attributable to Teekay Parent for cash and cash equivalents and total debt, respectively, would be $190.0 million and $820.5 million.

The following table reconciles Teekay’s consolidated and Teekay Parent’s as adjusted cash and cash equivalents and total debt, respectively. Teekay Parent’s numbers are reconciled to Teekay consolidated numbers, which are the most directly comparable financial measures calculated and presented in accordance with GAAP.

The as adjusted data in the following table as of March 31, 2016 for each of Teekay on a consolidated basis, Teekay’s publicly-traded subsidiaries (Teekay Offshore, Teekay LNG and Teekay Tankers) and Teekay Parent has been prepared on the bases described in “Summary–Summary financial and operating data.”

	As of March 31, 2016 (unaudited)
(in thousands)	Teekay consolidated	Public subsidiaries	Teekay Parent
Cash and cash equivalents	$915,490	$725,480	$190,010
Total debt	7,341,558	6,521,020	820,538

(2)	The portions of other debt (a) secured by assets of certain of our subsidiaries and (b) guaranteed by us or certain of our subsidiaries are $5.8 billion on an actual basis and $5.7 billion on an as adjusted basis, respectively. We would have had undrawn borrowing capacity under our secured credit facilities of $193.2 million on an actual basis and $307.3 million on an as adjusted basis.
(3)	Issued January 27, 2010.
(4)	Issued November 16, 2015.

Description of other indebtedness

Our long-term credit facilities and term loans

The following is a summary of our primary consolidated indebtedness as of March 31, 2016, excluding capital lease obligations:

(in thousands)	As of March 31, 2016
Revolving credit facilities	$1,424,381
8.5% Senior Notes due January 2020 (issued January 27, 2010)	392,657
8.5% Senior Notes due January 2020 (issued November 16, 2015)	200,000
NOK-denominated bonds due through May 2020	604,706
U.S. Dollar-denominated term loans due through 2028	3,931,787
U.S. Dollar bonds due through 2024	502,449
Euro-denominated term loans due through 2023	249,610

Total principal	7,305,590
Less unamortized discount and debt issue costs	(100,043)

Total debt	7,205,547
Less current portion	(1,143,162)

Long-term portion	$6,062,385

In addition to our consolidated debt, as of March 31, 2016, our total proportionate interest in debt of joint ventures we do not control was $1.4 billion, of which our publicly-traded subsidiaries have guaranteed $0.5 billion and the remaining $0.9 billion has limited recourse to Teekay LNG and Teekay Offshore.

As of March 31, 2016, we had 12 revolving credit facilities (or the Revolvers) available, which, as of such date, provided for aggregate borrowings of up to $1.6 billion, of which $0.2 billion was undrawn. Interest payments are based on LIBOR plus margins; at March 31, 2016, the margins ranged between 0.45% and 3.95%. At March 31, 2016, the three-month LIBOR was 0.63%. The total amount available under the Revolvers is scheduled to decrease by $540.5 million (remainder of 2016), $216.0 million (2017), $448.9 million (2018), $43.0 million (2019) and $369.1 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 65 of our vessels, together with other related security, and include a guarantee from Teekay Corporation or its subsidiaries for all outstanding amounts. As of March 31, 2016, other related security included common units of Teekay Offshore and of Teekay LNG and Class A common shares of Teekay Tankers owned by Teekay, which secured one of Teekay’s revolving credit facilities. In June 2016, we amended the facility by further reducing its aggregate potential maximum borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the loan-to-value ratio that determines the amount available to borrow based on the value of Teekay’s common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million as of June 30, 2016. As of June 30, 2016, after giving effect to the amendment and another amendment reducing the maximum availability under the facility to $150 million, $31.9 million was drawn under this facility and $118.1 million was undrawn.

Our 8.5% senior unsecured notes outstanding as of March 31, 2016 were issued on January 27, 2010, with an original principal amount of $450 million. As at March 31, 2016, the principal amount outstanding for these notes was $392.7 million. In this prospectus, we refer to these notes as the “January 27” notes. The January 27 notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. In connection with the issuance of the January 27 notes, we capitalized issuance costs of $9.4 million, which is recorded as a reduction to long-term debt in the consolidated balance sheet and is amortized to interest expense over the term of the existing notes. During 2014, we repurchased the principal amount of $57.3 million of the January 27 notes at a premium of $7.7 million and such amount is reflected in other income in our consolidated statements of income (loss) included and incorporated by reference herein.

Teekay Offshore and Teekay LNG issued in the Norwegian bond market a total of NOK 5 billion of senior unsecured bonds that mature through May 2020. As at March 31, 2016, the total carrying amount of the NOK 5.0 billion senior unsecured bonds was $604.7 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.49%, and the transfer of principal fixed at $816.1 million upon maturity in exchange for NOK 5.0 billion.

As of March 31, 2016, we had 23 U.S. Dollar-denominated term loans outstanding, which totaled $3.9 billion in aggregate principal amount. Certain of the term loans with a total outstanding principal balance of $29.2 million as of March 31, 2016 bear interest at a weighted-average fixed rate of 4.0%. Interest payments on the remaining term loans are based on LIBOR plus a margin. At March 31, 2016, the margins ranged between 0.3% and 3.25%. At March 31, 2016, the three-month LIBOR was 0.63%. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 20 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 46 of our vessels, together with certain other security. In addition, at March 31, 2016, all but $62.6 million of the outstanding term loans were guaranteed by Teekay Corporation or its subsidiaries.

During May 2014, Teekay Offshore issued $300 million in senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of March 31, 2016, the carrying amount of the bonds was $300.0 million. The bonds were listed on the New York Stock Exchange in June 2014. The interest payments on the bonds are fixed at a rate of 6.0%.

In September 2013 and November 2013, Teekay Offshore issued $174.2 million of 10-year senior bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. Teekay Offshore made semi-annual repayments on the bonds and, as of March 31, 2016, the carrying amount of the bonds was $155.3 million.

In February 2015, Teekay Offshore issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of March 31, 2016, the carrying amount of the bonds was $27.1 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by first-priority mortgage on the Dampier Spirit FSO unit to which the bonds relate, together with other related security, and are guaranteed by two subsidiaries of Teekay Offshore.

In August 2014, Teekay Offshore assumed Logitel’s obligations under a bond agreement from Sevan as part of the Logitel acquisition. The bonds are retractable at par at any time by Teekay Offshore. As of March 31, 2016, the outstanding amount of the bonds was $20.0 million and had a carrying value of $19.1 million.

We have two Euro-denominated term loans outstanding, which, as of March 31, 2016, totaled 219.3 million Euros ($249.6 million). We are repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2016, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR was (0.33)%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of our vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay Corporation.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of our NOK-denominated bonds, our Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of our cross currency swaps, we recognized foreign exchange losses of $10.5 million during the three months ended March 31, 2016.

In May 2016, Teekay LNG refinanced its $55.0 million debt facility, which was scheduled to mature in 2016, with a new $60.0 million three-year term loan.

The weighted-average effective interest rate on our aggregate long-term debt as of March 31, 2016 was 3.5%. This rate does not include the effect of our interest rate swap agreements.

Our revolving credit facilities and term loans contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from:

•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions if we are in default;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges and granting certain liens;

•	selling, transferring, assigning or conveying assets;

•	making certain loans and investments; or

•	entering into a new line of business.

Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 8 loan agreements require the maintenance of vessel market value to loan ratios. As of March 31, 2016, these ratios ranged from 122.2% to 1,195.1% compared to their minimum required ratios of 105% to 125%. The vessel values used in these ratios are the appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data or are determined using a depreciated replacement cost approach. Changes in the conventional tanker market, FPSO, shuttle tanker, towage and UMS market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as of March 31, 2016, this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As of March 31, 2016, this aggregate amount was $398.0 million. As of March 31, 2016, we were in compliance with all covenants required by our credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments required to be made by us subsequent to December 31, 2015 under credit facilities in place as of March 31, 2016, are $0.8 billion (remainder of 2016), $1.1 billion (2017), $1.6 billion (2018), $0.9 billion (2019) and $1.7 billion (thereafter).

Capital lease obligations

Teekay LNG is a party to capital leases on two Suezmax tankers. Under these capital leases, the owner has the option to require Teekay LNG to purchase the vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts, which options are first exercisable in October 2017 and July 2018.

In February 2016, Teekay LNG took delivery of a MEGI LNG carrier newbuilding, the Creole Spirit. Teekay LNG sold this vessel to a third party and leased it back, through a subsidiary, under a 10-year bareboat charter contract ending in 2026. The bareboat charter contract is accounted for as a capital lease. The obligations of the Teekay LNG subsidiary under the bareboat charter contract are guaranteed by Teekay LNG. In addition, the guarantee agreement requires Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not exceed a maximum amount of leverage.

As of March 31, 2016, the remaining commitments under the three capital leases, including the purchase obligations for the two Suezmax tankers and one LNG carrier, approximated $312.9 million, including imputed interest of $81.0 million, repayable from 2016 through 2026.

Please read “Summary—Recent Developments—” for a description of certain recent developments with respect to our indebtedness.

The exchange offer

Purpose and effect; Registration rights

We issued and sold the original notes on November 16, 2015 in transactions exempt from the registration requirements of the Securities Act. Therefore, the original notes are subject to significant restrictions on resale. In connection with the issuance of the original notes, we entered into a registration rights agreement with the initial purchasers of the original notes, which requires that we use our reasonable best efforts to:

•	file with the SEC a registration statement on an appropriate registration form with regard to a registered offering to exchange the original notes for the same principal amount of registered 8.5% Senior Notes due 2020 (the exchange notes), which will be fully fungible with the 8.5% Senior Notes due 2020 issued on January 27, 2010 (the January 27 notes) and will vote together as one series with the January 27 notes and any original notes that remain outstanding after closing of the exchange offer;

•	cause such registration statement to be declared effective under the Securities Act; and

•	complete the exchange offer not later than 60 days after the effectiveness of such registration statement.

If you participate in the exchange offer, then you will, with limited exceptions, receive exchange notes that are freely tradable and not subject to restrictions on transfer. You should read this prospectus under the heading “—Resales of exchange notes” for more information relating to your ability to transfer exchange notes.

If you are eligible to participate in the exchange offer and do not tender your original notes, then you will continue to hold the untendered original notes, which continue to accrue interest, but will not have further exchange or registration rights and will continue to be subject to restrictions on transfer under the Securities Act.

The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The above summary of the registration rights agreement is not complete. See the discussion of certain provisions of the registration rights agreement in “Description of notes—Registered exchange offer; Registration rights.” You are encouraged to read the full text of the registration rights agreement, a copy of which is available as described under “Where you can find more information.”

Terms of the exchange offer

We are offering to exchange up to $200,000,000 aggregate principal amount of our original notes which have not been registered under the Securities Act for a like principal amount of our registered exchange notes.

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all original notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding original notes we accept in the exchange offer. Holders may tender some or all of their original notes pursuant to the exchange offer in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The exchange offer is not conditioned upon any minimum amount of original notes being tendered.

The form and terms of the exchange notes will be the same as the form and terms of the original notes, except that:

•	the exchange notes will be fully fungible with, and will have the same CUSIP number as, the January 27 notes;

•	the exchange notes will be registered under the Securities Act and thus will not be subject to the restrictions on transfer or bear legends restricting their transfer;

•	the exchange notes will not be subject to the registration rights relating to the original notes; and

•	the exchange notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

The exchange notes will evidence the same debt as the original notes and the January 27 notes and will be issued under, and be entitled to the benefits of, the indenture governing those notes. See “Description of the notes.”

In connection with the exchange offer, you do not have any appraisal or dissenters’ rights under the indenture. We intend to conduct the exchange offer in accordance with the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (or the Exchange Act), and the rules and regulations of the SEC. The exchange offer is not being made to, nor will we accept tenders for exchange from, a holder of the original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

We will be deemed to have accepted validly tendered original notes when we have given written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

If we do not accept any tendered original notes because of an invalid tender or for any other reason, then we will return certificates for any unaccepted original notes without expense to the tendering holder as promptly as practicable after the expiration date.

Expiration date; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on                 , 2016, unless we, in our sole discretion, extend the exchange offer.

If we determine to extend the exchange offer, then we will notify the exchange agent of any extension by written notice and give each registered holder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole judgment, to delay accepting any original notes, to extend the exchange offer of, or to amend or terminate the exchange offer if any of the conditions described below under “—Conditions” have not been satisfied or waived by giving written notice to the exchange agent of the delay, extension, amendment or termination. Further, we reserve the right, in our sole discretion, to amend the terms of the exchange offer in any manner.

Any delay in acceptance for exchange, extension or amendment will be followed as promptly as practicable by a public announcement of the delay. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of original notes of the amendment, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders of the original notes, if the exchange offer would otherwise expire during that five to ten business day period. If we change the consideration being offered or the percentage of original notes being sought in the exchange offer, we will keep the exchange offer open for at least ten business days from the date on which we provide notice to holders of the original notes. The rights we have reserved in this paragraph are in addition to our rights set forth under “—Conditions.”

Procedures for tendering original notes

Any tender of original notes that is not validly withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. A holder who wishes to tender original notes in the exchange offer must do either of the following:

•

properly complete, sign and date the letter of transmittal, including all other documents required by the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver that letter of transmittal and other required documents to the exchange agent at the address listed below under “—Exchange agent” on or before the expiration date; or

•	if the original notes are tendered under the book-entry transfer procedures described below, transmit to the exchange agent, on or before the expiration date, an agent’s message.

In addition, one of the following must occur:

•	the exchange agent must receive certificates representing your original notes along with the letter of transmittal on or before the expiration date;

•	the exchange agent must receive a timely confirmation of book-entry transfer of the original notes into the exchange agent’s account at The Depository Trust Company of New York City (or DTC), under the procedure for book-entry transfers described below along with the letter of transmittal or a properly transmitted agent’s message, on or before the expiration date; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to and received by the exchange agent and forming a part of the book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the tendering DTC participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant.

The method of delivery of original notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. Do not send letters of transmittal or original notes to us.

Generally, an eligible institution must guarantee signatures on a letter of transmittal or a notice of withdrawal unless the original notes are tendered:

•	by a registered holder of the original notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a firm which is:

•	a member of a registered national securities exchange;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding original notes, the original notes must be endorsed or accompanied by appropriate powers of attorney. The power of attorney must be signed by the registered holder exactly as the registered holder(s) name(s) appear(s) on the original notes and an eligible institution must guarantee the signature on the power of attorney.

If the letter of transmittal, or any original notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

If you wish to tender original notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf. If you wish to tender on your behalf, you must, before completing the procedures for tendering original notes, either register ownership of the original notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of original notes tendered for exchange. Our determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of original notes that are not properly tendered or original notes, our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within the time period we determine. Neither we, the exchange agent nor any other person will incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your original notes.

By tendering, you will represent to us that:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution (within the meaning of the Securities Act) of the exchange notes;

•	if the holder is a broker-dealer, that the holder’s original notes were acquired as a result of market-making activities or other trading activities;

•	the holder is not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if the holder is our affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and

•	the holder is not acting on behalf of any person who could not truthfully make the foregoing representations.

If any holder or any such other person is our “affiliate,” or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the exchange notes to be acquired in the exchange offer, then that holder or any such other person:

•	may not rely on the applicable interpretations of the staff of the SEC;

•	is not entitled and will not be permitted to tender original notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Any broker-dealer that acquired original notes directly from us may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and delivery requirements of the Securities Act (including being named as a selling security holder) in connection with any resales of the original notes or the exchange notes.

Acceptance of original notes for exchange; Delivery of exchange notes

Upon satisfaction or waiver of all conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered and will issue the exchange notes promptly after acceptance of the original notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when we have given written notice of that acceptance to the exchange agent. For each original note accepted for exchange, you will receive an exchange note having a principal amount equal to that of the surrendered original note.

In all cases, we will issue exchange notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	certificates for your original notes or a timely confirmation of book-entry transfer of your original notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

If we do not accept any tendered original notes for any reason set forth in the terms of the exchange offer or if you submit original notes for a greater principal amount than you desire to exchange, we will return the unaccepted or non-exchanged original notes without expense to you. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC under the book-entry procedures described below, we will credit the non-exchanged original notes to your account maintained with DTC.

Book-entry transfer

We understand that the exchange agent will make a request within two business days after the date of this prospectus to establish accounts for the original notes at DTC for the purpose of facilitating the exchange offer, and any financial institution that is a participant in DTC’s system may make book-entry delivery of original notes by causing DTC to transfer the original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of original notes may be effected through book-entry transfer at DTC, the exchange agent must receive a properly completed and duly executed letter of transmittal with any required signature guarantees and all other required documents at its address listed below under “—Exchange agent”, or an agent’s message instead of a letter of transmittal, on or before the expiration date, or if you comply with the guaranteed delivery procedures described below, within the time period provided under those procedures.

Guaranteed delivery procedures

If you wish to tender your original notes and your original notes are not immediately available, or you cannot deliver your original notes, the letter of transmittal or any other required documents or comply with DTC’s procedures for transfer before the expiration date, then you may participate in the exchange offer if:

•	the tender is made through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission (if no signature guarantees are required), mail or hand delivery, containing:

•	the name and address of the holder and the principal amount of original notes tendered;

•	a statement that the tender is being made thereby; and

•	a guarantee that within three New York Stock Exchange trading days after the expiration date, the letter of transmittal and any other documents required by the letter of transmittal and certificates representing the original notes in proper form for transfer, or a book-entry confirmation, will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal and any other documents required by the letter of transmittal as well as certificates representing all tendered original notes in proper form for transfer, or a book-entry confirmation within three New York Stock Exchange trading days after the expiration date.

Withdrawal rights

You may withdraw your tender of original notes at any time before the exchange offer expires.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal. The notice of withdrawal must:

•	specify the name of the person who tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the principal amount, or, in the case of original notes tendered by book-entry transfer, the name and number of the DTC account to be credited, and otherwise comply with the procedures of DTC;

•	be signed in the same manner as the old signature on the letter of transmittal by which the original notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the original notes register the transfer of the original notes into the name of the person withdrawing the tender; and

•	if certificates for original notes have been transmitted, specify the name in which those original notes are registered if different from that of the withdrawing holder.

If certificates for original notes have been delivered or otherwise identified to the exchange agent in connection with the exchange offer and are to be withdrawn then, before the release of these certificates by the exchange agent, the holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible institution, unless the holder is an eligible institution.

We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. We will return any original notes that have been tendered but that are not exchanged for any reason to the holder, without cost, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC, the original notes will be credited to an account maintained with DTC for the original notes. You may retender properly withdrawn original notes by following one of the procedures described under “—Procedures for tendering original notes” at any time on or before the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to exchange exchange notes for, any original notes if:

•	the exchange offer, or the making of any exchange by a holder of original notes, would violate any applicable law or applicable interpretation by the staff of the SEC; or

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition. Subject to applicable law, we may waive these conditions in our discretion in whole or in part at any time and from time to time.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any original notes by giving oral or written notice of an extension to their holders. During an extension, all original notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

Exchange agent

The Bank of New York Mellon Trust Company, N.A. is the exchange agent for the exchange offer. You should direct any questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery to the exchange agent addressed as follows:

By Overnight or Hand Delivery or Mail:

The Bank of New York Mellon

Corporate Trust Reorganization Unit

111 Sanders Creek Parkway

East Syracuse, New York 13067

By Facsimile:

(For Eligible Institutions Only)

(732) 667-9408

Attention: Corporate Trust Reorganization Unit

Confirm by Telephone:

(315) 414-3317

Delivery of the letter of transmittal to an address other than as listed above or transmission via facsimile (when permitted) other than as listed above will not constitute a valid delivery of the letter of transmittal.

Fees and expenses

We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitation may be made by telephone, telecopy, in person or by other means by our officers and regular employees and by officers and employees of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent’s reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the original notes and in handling or forwarding tenders for exchange. We will pay the other expenses incurred in connection with the exchange offer, including fees and expenses of the trustee, accounting and legal fees and printing costs.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchange of original notes pursuant to the exchange offer. If, however, certificates representing exchange notes or original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered, or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of original notes pursuant to the exchange offer, then the amount of any transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of any taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed directly to the tendering holder.

Accounting treatment

We will record the exchange notes at the same carrying values as the original notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss on the exchange of notes. We will amortize the expenses of the exchange offer over the term of the exchange notes.

Consequences of failure to exchange original notes

If you are eligible to participate in the exchange offer but do not tender your original notes, you will not have any further registration rights, except in limited circumstances with respect to specific types of holders of original notes. Original notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture governing the original notes regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes. Accordingly, you may resell the original notes that are not exchanged only:

•	to us;

•	so long as the original notes are eligible for resale under Rule 144A under the Securities Act, to a person whom you reasonably believe is a “qualified institutional buyer” within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	for resales outside the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act;

•	in accordance with another exemption from the registration requirements of the Securities Act; or

•	under an effective registration statement under the Securities Act;

in each case in accordance with all other applicable securities laws. We do not intend to register the original notes under the Securities Act.

Original notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the original notes. Holders of any original notes that remain outstanding after completion of the exchange offer will vote together as one series with the January 27 notes and the exchange notes.

Resales of exchange notes

Based on interpretations of the staff of the SEC, as set forth in no action letters to third parties, we believe that exchange notes issued under the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by any original note holder without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act if:

•	the holder is not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution (within the meaning of the Securities Act) of the exchange notes.

Any holder who exchanges original notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes. With regard to broker-dealers, only broker-dealers that acquire the original notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please see “Plan of distribution” for more details regarding the transfer of exchange notes.

Description of notes

In this “Description of notes,” “Teekay,” the “Company,” “we,” “us” or “our” means Teekay Corporation and not any of its subsidiaries. The exchange notes will be issued by Teekay pursuant to an indenture dated January 27, 2010, between Teekay and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by the first supplemental indenture dated as of November 16, 2015. We refer to the indenture, as so supplemented, as the “indenture.” The terms of the notes include those terms stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

In this “Description of notes,” unless otherwise specified, references to the “notes” are to the $200 million aggregate principal amount of 8.5% Senior Notes due 2020 offered hereby in exchange for the original notes, the 8.5% Senior Notes due 2020 that were issued on January 27, 2010 in an aggregate principal amount of $450 million, and any original notes that remain outstanding after closing of the exchange offer.

The statements under this section of this prospectus are summaries of the material terms and provisions of the indenture and the notes. They do not purport to be complete and are qualified in their entirety by reference to all the provisions in the indenture. Therefore, we urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part and is available as described under “Where you can find more information.” Definitions relating to certain capitalized terms are set forth under “—Certain definitions” and throughout this description. Capitalized terms that are used but not otherwise defined in this description have the meanings ascribed to them in the indenture.

General

The exchange notes offered hereby will have the same terms and will be fully fungible with our 8.5% Senior Notes due 2020 that were issued on January 27, 2010 in an aggregate principal amount of $450 million. The exchange notes will have the same CUSIP number assigned to the January 27 notes and will vote together as one series with the January 27 notes and any original notes that remain outstanding after closing of the exchange offer.

The notes will:

•	be general unsecured obligations of Teekay;

•	rank equally and ratably in right of payment with all existing and future unsecured senior debt of Teekay;

•	be senior in right of payment to all existing and future subordinated debt of Teekay;

•	be effectively subordinated to all of Teekay’s secured debt to the extent of the collateral securing such debt; and

•	be effectively subordinated to all existing and future debt and other liabilities and commitments of Teekay’s subsidiaries because Teekay is a holding company and the notes will not be guaranteed by any of its subsidiaries.

The indenture does not put any limitation on Teekay and its subsidiaries to incur debt.

Our consolidated debt

As of March 31, 2016 and after giving effect to the Adjustments (as defined in “Capitalization”), Teekay and its consolidated subsidiaries would have had approximately $7.4 billion in principal amount of debt on a consolidated basis, of which:

•	$592.7 million would be direct obligations of Teekay Corporation, none of which are secured by assets of Teekay Corporation or guaranteed by Teekay subsidiaries; and

•	$6.8 billion would be direct obligations of Teekay subsidiaries, none of which are secured by assets of Teekay Corporation, all but $0.9 billion of which are secured by assets of Teekay subsidiaries and $0.8 billion of which are guaranteed on an unsecured basis by Teekay Corporation.

In addition to our consolidated debt, as of March 31, 2016, our total proportionate interest in debt of joint ventures we do not control was $1.4 billion, of which our publicly-traded subsidiaries have guaranteed $0.5 billion and the remaining $0.9 billion has limited recourse to Teekay LNG and Teekay Offshore.

Teekay Parent debt

As of March 31, 2016 and after giving effect to the Adjustments (as defined in “Capitalization”) that relate to Teekay Parent, Teekay Parent would have had approximately $837.3 million of debt, of which:

•	$592.6 million would have been direct obligations of Teekay Corporation, none of which are secured by assets of Teekay Corporation or guaranteed by Teekay subsidiaries; and

•	$244.7 million would have been direct obligations of subsidiaries within Teekay Parent, none of which is secured by assets of Teekay Corporation (but all of which is guaranteed by Teekay Corporation) and all of which is secured by assets of subsidiaries within Teekay Parent.

Principal, maturity and interest

Teekay will issue exchange notes in this offering with a maximum aggregate principal amount of $200 million. The Company may issue additional notes from time to time after this exchange offering. The January 27 notes, the exchange notes, any original notes that remain outstanding after the closing of this exchange offer and any additional notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Teekay will issue the exchange notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will mature on January 15, 2020.

Interest on the notes will accrue at the rate of 8.5% per annum and will be payable semi-annually in arrears on January 15 and July 15, with the next interest payment due on July 15, 2016. Teekay will make each interest payment to the holders of record on the immediately preceding January 1 and July 1.

Interest on each exchange note will accrue (1) from the last interest payment date on which interest was paid on the original note surrendered in exchange therefore or (2) if no interest has been paid on the original note, from July 15, 2015. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional interest may accrue on the original notes as liquidated damages in certain circumstances described under “Registered exchange offer; Registration rights,” and all references to “interest” in this description include any additional interest that may be payable on the original notes.

Optional redemption

At Teekay’s option, Teekay may redeem the notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the

Treasury Yield (as defined below), plus 50 basis points, plus, in each case, accrued and unpaid interest to the redemption date. For this purpose, the following terms have the following meanings:

“Treasury Yield” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “H.15(519) Selected Interest Rates” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such redemption date, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Independent Investment Banker” means J.P. Morgan Securities Inc. or its successor or, if such firm is unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by Teekay.

“Reference Treasury Dealer” means (i) each of J.P. Morgan Securities Inc. and any other primary U.S. Government Securities dealer in New York City (a Primary Treasury Dealer) designated by, and not affiliated with, J.P. Morgan Securities Inc., provided however, that if J.P. Morgan Securities Inc. or any of its designees shall cease to be a Primary Treasury Dealer, Teekay will appoint another Primary Treasury Dealer as a substitute for such entity and (ii) any other Primary Treasury Dealer selected by Teekay.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

At least 30 days but not more than 60 days before the relevant redemption date, Teekay will send notice of redemption to each holder of notes to be redeemed. If less than all of the notes are to be redeemed, the trustee will select, by such method as it will deem fair and appropriate, the notes to be redeemed in whole or in part.

Unless Teekay defaults in payment of the redemption price, no interest will accrue on the notes called for redemption for the period from and after the redemption date.

Redemption for changes in withholding taxes

The notes will be subject to redemption in whole, but not in part, at the option of Teekay, at any time at 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Redemption Date, and any other amounts owed to the holders of the notes under the terms of the indenture or the notes, if (i) Teekay becomes obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts as a result of any generally applicable change in the laws or regulations of a Taxing Jurisdiction which becomes effective after the date of issuance of any of the outstanding notes and (ii) Teekay cannot avoid its obligations to pay such Additional Amounts by taking reasonable measures available to Teekay.

However, any such notice of redemption must be given within 60 calendar days of the earliest date on which Teekay would be obligated to pay such Additional Amounts if a payment in respect of the notes were then due. Prior to the giving of any notice of redemption described in this paragraph, Teekay will deliver to the trustee an officer’s certificate stating that Teekay is entitled to redeem the notes in accordance with the terms in the indenture and stating the facts relating to such redemption. Please read “—Covenants—Additional amounts.”

Mandatory redemption; tender offers; open market purchases

Except as set forth below under “—Covenants—Repurchase of notes upon a Change of Control Triggering Event,” Teekay is not required to make sinking fund payments or mandatory redemption payments prior to maturity with respect to the notes.

Teekay may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the indenture.

Registered exchange offer; Registration rights

In connection with the issuance of the original notes, Teekay and the initial purchasers of the original notes entered into a registration rights agreement dated November 16, 2015, pursuant to which Teekay agreed to use its reasonable best efforts to (1) file a registration statement with the SEC on an appropriate registration form with respect to a registered offer to exchange the original notes for the same principal amount of exchange notes, (2) cause the registration statement to be declared effective under the Securities Act and (3) complete the exchange offer not later than 60 days after the exchange offer registration statement becomes effective. This exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. See “Exchange offer—Purpose and effect; Registration rights.”

Teekay further agreed, subject to certain conditions, that in the event that Teekay determines that a registered exchange offer is not available or may not be completed as soon as practicable after the last date for acceptance of original notes for exchange because it would violate any applicable law or applicable interpretations of the staff of the SEC or, if for any reason the exchange offer is not for any other reason completed by March 16, 2016 (120 days after the closing date of the offering of the original notes), or, in certain circumstances, any initial purchaser so requests in connection with any offer or sale of notes, Teekay will use its reasonable best efforts to file and to have become effective a shelf registration statement relating to resales of the original notes and to keep that shelf registration statement effective until the date that the original notes cease to be “registrable securities” (as defined in the registration rights agreement), including when all original notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement.

Teekay will, in the event of such a shelf registration, provide to each participating holder of original notes copies of a prospectus, notify each participating holder of original notes when the shelf registration statement has become effective and take certain other actions to permit resales of the original notes. A holder of original notes that sells notes under the shelf registration statement generally will be required to make certain representations to Teekay (as described in the registration rights agreement), to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder of original notes (including certain indemnification obligations). Holders of original notes will also be required to suspend their use of the prospectus included in the shelf registration statement under specified circumstances upon receipt of notice from us. Under applicable interpretations of the staff of the SEC, Teekay affiliates will not be permitted to exchange their original notes for registered notes in the exchange offer.

If a “registration default” (as defined in the registration rights agreement) occurs, then, for the first 90-day period beginning on the day immediately following such registration default, additional interest will accrue on the principal amount of the original notes that are “registrable securities” at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 1.00% per annum). The additional interest will cease to accrue when the registration default is cured. A registration default occurs if (1) Teekay has not exchanged exchange notes for all original notes validly tendered in accordance with the terms of the exchange offer or, if a shelf registration statement is required and is not declared effective, on or prior to March 16, 2016 or (2) if applicable, a shelf registration statement covering resales of the notes has been declared effective and such shelf registration statement ceases to be effective or the prospectus contained therein ceases to be usable (a) on more than two occasions during the required effectiveness period or (b) at any time in any 12-month period during the required effectiveness period, and such failure to remain effective or be usable exists for more than 30 days (whether or not consecutive) in any 12-month period. A registration default is cured, and additional interest ceases to accrue on any registrable securities, when the exchange offer is completed or the shelf registration statement is declared effective or the prospectus again becomes usable, as applicable, or such original notes cease to be “registrable securities.”

This summary of the provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is available as described under” Where you can find more information.”

Covenants

Repurchase of notes upon a Change of Control Triggering Event

The indenture provides that upon the occurrence of a Change of Control Triggering Event and unless Teekay has exercised its right to redeem all of the notes as described under “—Optional redemption,” each holder of notes will have the right to require Teekay to repurchase such holder’s notes, in whole or in part, in denominations of $2,000 and integral multiples of $1,000 in excess thereof, at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the indenture. A “Change of Control” also constitutes an event of default under several of Teekay’s other debt agreements. There can be no assurance that Teekay will have sufficient funds to pay the purchase price referred to above at the time of the Change of Control Triggering Event. The existence of a holder’s right to require Teekay to repurchase notes upon the occurrence of a Change of Control Triggering Event may deter a third party from acquiring Teekay in a transaction which would constitute a Change of Control.

The definition of “Change of Control” in “—Certain definitions” below includes the failure to have continuing directors comprising a majority of the board of directors. In a recent decision, the Delaware Court of Chancery raised the possibility that a change of control occurring as a result of a failure to have continuing directors comprising a majority of the board of directors may be unenforceable on public policy grounds.

Consolidation, merger and sale of assets

Teekay may not, in a single transaction or a series of related transactions:

(1) consolidate with or merge with or into any other person or permit any other person to consolidate with or merge with or into Teekay; or

(2) directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets;

unless, in the case of clauses (1) or (2) of this covenant:

(a) in a transaction in which Teekay does not survive or in which Teekay sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to Teekay is organized under (i) the laws of the United States or any State thereof or the District of Columbia, (ii) the laws of the Republic of The Marshall Islands, (iii) the laws of the Commonwealth of the Bahamas, (iv) the laws of the Bermuda Islands, (v) the laws of the Republic of Liberia or (vi) the laws of any other country recognized by the United States of America and which, in the case of any of events under subclause (i), (ii), (iii), (iv), (v) or (vi) of this subclause (a), shall expressly assume, by a supplemental indenture executed and delivered to the trustee in form satisfactory to the trustee, all of Teekay’s obligations under the indenture;

(b) immediately before and after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(c) certain other conditions are met.

Although there is limited case law interpreting the phrase “substantially all” in the context of a sale of all or substantially all of a person’s assets, there is no precise, established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of Teekay’s assets.

Limitation on liens

Teekay may not create, incur, assume or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any present or future Relevant Debt of Teekay without making effective provision for securing the notes:

(1) in the event such debt is pari passu with the notes, equally and ratably with such debt as to such property or assets for so long as such debt will be so secured; or

(2) in the event such debt is subordinate in right of payment to the notes, prior to such debt as to such property or assets for so long as such debt will be so secured.

The term “Relevant Debt” shall be defined in the indenture as meaning any debt for borrowed money in the form of bonds, notes, debentures or other debt securities issued by way of public offering or private placement, including any guarantee or indemnity given in respect of debt of any third party for money borrowed in the form of bonds, notes, debentures or other debt securities issued by way of a public offering or private placement, but, for greater clarity, shall not include loans (or collateral debt securities relating to such loans) made by banks or other financial institutions, customers or strategic partners.

Payments for consent

Teekay may not, and may not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Provision of financial information

Whether or not Teekay is then subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (or the Exchange Act), Teekay will furnish to the trustee and the holders, so long as the notes are outstanding:

(1) within 120 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on Form 6-K (or any successor form) containing unaudited financial statements (including a balance sheet and statement of income, changes in shareholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(2) within 120 days after the end of each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein for such fiscal year; and

(3) at or prior to such times at would be required to be filed or furnished to the SEC if Teekay was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information that Teekay would have been required pursuant thereto;

provided, however, that if Teekay ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act and whether or not Teekay is then subject to Section 13(a) or 15(d) of the Exchange Act, Teekay will furnish to the trustee and the holders, so long as any notes are outstanding, within (1) if Teekay is then subject to Section 13(a) or 15(d) of the Exchange Act, 30 days of the respective dates on which Teekay is required to file such documents pursuant to the Exchange Act, or (2) if Teekay is not then subject to Section 13(a) or 15(d) under the Exchange Act, the applicable time periods described above with respect to quarterly, annual and other reports and information, all reports and other information that would be required to be filed with or furnished to the SEC pursuant Section 13(a) or 15(d) of the Exchange Act if it were required to file such documents under the Exchange Act.

In addition, whether or not required by the rules and regulations of the SEC, Teekay will electronically file or furnish, as the case may be, a copy of all such information and reports with the SEC for public availability within the time periods specified above (unless the SEC will not accept such a filing). Notwithstanding the foregoing, Teekay will be deemed to have furnished such reports referred to in the first paragraph of this covenant to the trustee and the holders of notes if Teekay has filed such reports with the SEC via the EDGAR filing system (or any successor system) and such reports are publicly available.

Additional amounts

All payments made by Teekay under or with respect to the notes will be made free and clear of, and without withholding or deduction for or an account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (hereinafter Taxes) imposed or levied by or on behalf of any Taxing Jurisdiction, unless Teekay is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If Teekay is so required to withhold or deduct any amount of interest for or on account of Taxes from any payment made under or with respect to the notes, Teekay will pay such additional amounts of interest (Additional Amounts) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that Teekay will not pay Additional Amounts in connection with any Taxes that are imposed due to any of the following (Excluded Additional Amounts):

(1) the holder or beneficial owner has some connection with the Taxing Jurisdiction other than merely holding the notes or receiving principal or interest payments on the notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within the Taxing Jurisdiction);

(2) any tax imposed on, or measured by net income;

(3) the holder or beneficial owner fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the Taxing Jurisdiction, if (A) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax duty assessment or other governmental charge, (B) the holder or beneficial owner is able to comply with such requirements without undue hardship and (C) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty shall apply, Teekay has notified such holder that such holder will be required to comply with such requirements;

(4) the holder fails to present (where presentation is required) its note within 30 calendar days after Teekay has made available to the holder a payment of principal or interest, provided that Teekay will pay Additional Amounts which a holder would have been entitled to had the note owned by such holder been presented on any day (including the last day) within such 30-day period;

(5) any estate, inheritance, gift, value added, use or sales taxes or any similar taxes, assessments or other governmental charges;

(6) where any Additional Amounts are imposed on a payment on the notes to an individual and are required to be made pursuant to European Union Directive 2003/48/EC or any other directive implementing the conclusions of the Economic and Financial Council of Ministers of the member states of the European Union (ECOFIN) Council meeting of November 26-27, 2000 on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such directive; or

(7) where the holder or beneficial owner could avoid any Additional Amounts by requesting that a payment on the notes be made by, or presenting the relevant notes for payment to, another paying agent located in a Member State of the European Union.

Teekay will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Teekay will furnish to the holders of the notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts (if available) evidencing such payment by Teekay.

Teekay will indemnify and hold harmless each holder for the amount (other than Excluded Additional Amounts) of (1) any Taxes not withheld or deducted by Teekay and levied or imposed by a Taxing Jurisdiction and paid by such holder as a result of payments made under or with respect to the notes, (2) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (3) any Taxes imposed by a Taxing Jurisdiction with respect to any reimbursement under clause (1) or (2) of this paragraph.

At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if Teekay is aware that it will be obligated to pay Additional Amounts with respect to such payment, Teekay will deliver to the trustee an officers’ certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information necessary to enable the trustee to pay such Additional Amounts to holders on the payment date. Whenever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any note, such mention (except where expressly mentioned) shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Teekay will pay any stamp, administrative, court, documentary, excise or property taxes arising in a Taxing Jurisdiction in connection with the Additional Amounts and will indemnify the holders of the notes for any such taxes paid by the holders of the notes.

Events of default

The following events are defined as “Events of Default” in the indenture:

(1) Teekay defaults in the payment of principal of (or premium, if any, on) any notes when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2) Teekay defaults in the payment of interest on any notes when the same become due and payable, and such default continues for a period of 30 days;

(3) Teekay defaults in the payment of the principal and interest (and premium, if any) on notes required to be purchased upon the occurrence of a Change of Control Triggering Event when due and payable;

(4) Teekay defaults in the performance of or breaches any other covenant, warranty or agreement of Teekay in the indenture or under the notes and such default or breach continues for a period of 60 consecutive days (90 days in the case of a Reporting Failure) after the date on which Teekay receives written notice, which notice specifies such default or breach and requires Teekay to remedy such default or breach, and which notice has been given to Teekay by the trustee or by the holders of at least 25% in aggregate principal amount of the notes;

(5) there occurs with respect to any issue or issues of other Debt of Teekay or any of its Subsidiaries having an outstanding aggregate principal amount of $50 million or more for all such issues of all such persons, whether such Debt now exists or shall hereafter be created, an event of default that has caused the holder thereof to declare such Debt to be due and payable prior to its Stated Maturity and such Debt has not been discharged in full or such acceleration has not been rescinded or annulled (by cure, waiver or otherwise) within 60 days of such acceleration; provided, however, that any secured Debt in excess of the limits set forth above shall be deemed to have been declared due and payable if the lender in respect thereof takes any action to enforce a security interest against, or an assignment of, or to collect on, seize, dispose of or apply any assets of Teekay or its Subsidiaries (including lock-box and other similar arrangements) securing such Debt, or to set off against any bank account of Teekay or its Subsidiaries in excess of $50 million;

(6) any final judgment or order (not covered by insurance) for the payment of money in excess of $50 million in the aggregate for all such final judgments or orders against all such persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Teekay or any Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such persons to exceed $50 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7) Teekay or any Subsidiary shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against Teekay or any Subsidiary seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 60 days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur; or Teekay or any Subsidiary shall take any corporate action to authorize any of the actions set forth above in this subsection (7); or

(8) Teekay and/or one or more Subsidiaries fails to make at the final (but not any interim) fixed maturity of one or more issues of Debt principal payments aggregating $50 million or more and all such defaulted payments shall not have been made, waived or extended within 60 days of the payment default that causes the aggregate amount described in this clause (8) to exceed $50 million.

If an Event of Default (other than an Event of Default specified in clause (7) above) occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to Teekay (and to the trustee if such notice is given by the holders (the Acceleration Notice)), may, and the trustee at the request of such holders shall, declare the entire unpaid principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) or (8) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event triggering such Event of Default pursuant to clause (5) or (8) shall be remedied or cured by Teekay and/or the relevant Subsidiaries or waived by the holders of the relevant Debt within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (7) above occurs, all unpaid principal of, premium, if any, and accrued interest on the notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding notes, by written notice to Teekay and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

(1) Teekay has paid or deposited with the trustee a sum sufficient to pay (A) all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, (B) all overdue interest on all notes, (C) the principal of and premium, if any, on, any notes that have become due otherwise than by such declaration or occurrence of acceleration and interest thereon at the rate prescribed therefor by such notes, and (D) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate prescribed therefor by such notes;

(2) all existing Events of Default, other than the non-payment of the principal of the notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(3) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

For information as to the waiver of defaults, please read “—Defeasance—Modification and waiver.”

The holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture or that may expose the trustee to personal liability. A holder may not pursue any remedy with respect to the indenture or the notes unless:

(1) the holder gives to the trustee written notice of a continuing Event of Default;

(2) the holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

(3) such holder or holders offer to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of a note to receive payment of the principal of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment on or after the due dates expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

The indenture requires certain officers of Teekay to certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of Teekay and its Subsidiaries and Teekay’s and its Subsidiaries’ performance under the indenture and that Teekay has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Teekay is also obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indenture.

Defeasance

Defeasance and discharge

The indenture provides that Teekay will be deemed to have paid and will be discharged from any and all obligations in respect of the notes and the provisions of the indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust), on the 123rd day after the date referred to below if, among other things:

(1) Teekay has deposited with the trustee, in trust, money and/or U.S. Government Securities that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indentures and the notes;

(2) Teekay has delivered to the trustee (A) either (i) an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of Teekay’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by copy of) a ruling of the U.S. Internal Revenue Service to the same effect or based upon a change in applicable U.S. federal income tax law after the date of the indenture or (ii) a ruling directed to the trustee received from the U.S. Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (B) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and, after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(3) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Teekay is a party or by which Teekay is bound; and

(4) if at such time the notes are listed on a national securities exchange, Teekay has delivered to the trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of certain covenants and certain events of default

The indenture provides that certain provisions of the indenture will no longer be in effect upon, among other things, the deposit with the trustee, in trust, of money and/or U.S. Government Securities that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the notes, the satisfaction of the provisions described in clauses (2)(B), (3) and (4) of the preceding paragraph and the delivery by Teekay to the trustee of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and certain other events of default

In the event Teekay exercises its option to omit compliance with certain covenants and provisions of the indenture with respect to the notes as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Securities on deposit with the trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, Teekay will remain liable for such payments.

Modification and waiver

Modifications and amendments of the indenture may be made by Teekay and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, any note;

(2) reduce the principal amount of, or premium, if any, or interest on, any note;

(3) change the place or currency of payment of principal of, or premium, if any, or interest on, any note;

(4) impair the right to institute suit for the enforcement of any payment on or with respect to any note;

(5) reduce the percentage of aggregate principal amount of outstanding notes the consent of whose holders is necessary to modify or amend the indenture;

(6) modify any provisions of the indenture relating to the modification and amendment of the indenture, except as otherwise specified in the indenture; or

(7) reduce the percentage of aggregate principal amount of outstanding notes, the consent of whose holders is necessary for waiver of compliance with certain provisions of such indenture or for waiver of certain defaults.

No personal liability of incorporators, shareholders, officers, directors or employees

The indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on, any of the notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Teekay in the indenture, or in any of the notes, or because of the creation of any Debt represented thereby, shall be had against any incorporator, shareholder, officer, director, employee, Affiliate or controlling person of Teekay or of any successor person thereof. Each holder, by accepting such notes, waives and releases all such liability.

The trustee

The trustee under the indenture, The Bank of New York Mellon Trust Company, N.A., is the registrar and paying agent with regard to the notes. The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Governing law

The indenture is governed by the laws of the State of New York.

Consent to jurisdiction and service

Teekay has irrevocably appointed Watson Farley & Williams LLP, as its agent for service of process in any suit, action or proceeding with respect to the indenture or the notes brought in any federal or state court located in New York City and have submitted to such jurisdiction.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the indenture. Reference is made to the indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

“Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, “control,” as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Capital Stock” is defined to mean, with respect to any person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such person’s capital stock or ownership interests, whether outstanding prior to or issued after the date of the indenture, including, without limitation, all common stock and preferred stock.

“Capitalized Lease” is defined to mean, as applied to any person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such person, as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such person; and “Capitalized Lease Obligation” is defined to mean the rental obligations, as aforesaid, under such lease.

“Change of Control” is defined to mean such time as:

(1) a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than any Permitted Holder or Permitted Holders, becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act and including by reason of any change in the ultimate “beneficial ownership” of the Capital Stock of Teekay) of more than 50% of the total voting power of the Voting Stock of Teekay (calculated on a fully diluted basis); or

(2) individuals who at the beginning of any period of two consecutive calendar years constituted the board of directors of Teekay (together with any new directors whose election by such board of directors or whose nomination for election was approved by a vote of at least two-thirds of the members of such board of directors then still in office who either were members of such board of directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least 50% of the members of such board of directors then in office.

“Change of Control Triggering Event” is defined to mean the occurrence of a Change of Control and a Rating Decline.

“Currency Agreement” is defined to mean any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect Teekay or any of its Subsidiaries against fluctuations in currency values to or under which Teekay or any of its Subsidiaries is a party or a beneficiary on the date of this indenture or becomes a party or a beneficiary thereafter.

“Debt” is defined to mean, with respect to any person at any date of determination (without duplication):

(1) all debt of such person for borrowed money;

(2) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

(4) all obligations of such person to pay the deferred purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery thereto or the completion of such services, except trade payables;

(5) all obligations of such person as lessee under Capitalized Leases;

(6) all Debt of persons other than such person secured by a Lien on any asset of such person, whether or not such Debt is assumed by such person; provided that the amount of such Debt shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Debt;

(7) all Debt of persons other than such person guaranteed by such person to the extent such Debt is guaranteed by such person; and

(8) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements.

The amount of Debt of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that the amount outstanding at any time of any Debt issued with original issue discount is the face amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP; and provided further that Debt shall not include any liability for federal, state, local, foreign or other taxes.

“Default” is defined to mean any event that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Equity Interests” of any person means any class of Equity Interests of such person that, by its terms, or by the terms of any related agreement or of any security into or for which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the notes; provided, however, that any class of Equity Interests of such person that, by its terms, authorizes such person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable into or for Disqualified Equity Interests or Debt, will not be deemed to be Disqualified Equity Interests so long as such person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided, further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require Teekay to redeem such Equity Interests upon the occurrence of a change in control occurring prior to the 91st day after the final maturity date of the notes shall not constitute Disqualified Equity Interests if the change of control provisions applicable to such Equity Interests are no more favorable to such holders than the provisions described under “—Covenants—Repurchase of notes upon a Change of Control Triggering Event,” and such Equity Interests specifically provide that Teekay will not redeem any such Equity Interests pursuant to such provisions prior to Teekay’s purchase of the notes as required pursuant to the provisions described under “—Covenants—Repurchase of notes upon a Change of Control Triggering Event.”

“Equity Interests” of any person means (1) any and all shares and other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such person.

“Event of Default” has the meaning set forth under “—Covenants—Events of default.”

“GAAP” is defined to mean generally accepted accounting principles in the United States of America as in effect as of the date of the indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP.

“Governing Board Members” means the individuals serving as members of the protectorate or governing boards of (x) the Trust or its trustee or (y) if the individuals serving as members of the protectorate or governing boards of the Trust or its trustee immediately prior to any restructuring or dissolution of the Trust or any transfer of Capital Stock of Teekay held directly or indirectly thereby represent at least a majority of the members of the protectorate or governing board of the Trust (or trustee thereof) or other entity replacing the Trust as a direct or indirect owner of all, or substantially all, of the Capital Stock of Teekay held directly or indirectly by the Trust immediately prior to such restructuring, dissolution or transfer, such replacement trust (or its trustee) or entity, together with any new members whose election or appointment was approved by at least two-thirds of the members of such board.

“Gradation” is defined to mean a gradation within a Rating Category or a change to another Rating Category, which shall include:

(1) “+” and “–” in the case of S&P’s current Rating Categories (e.g., a decline from BB+ to BB would constitute a decrease of one gradation);

(2) 1 and 2 in the case of Moody’s current Rating Categories (e.g., a decline from B1 to B2 would constitute a decrease of one gradation); or

(3) the equivalent in respect of successor Rating Categories of S&P or Moody’s or Rating Categories used by Rating Agencies other than S&P and Moody’s.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect Teekay or any of its Subsidiaries against fluctuations in interest rates to or under which Teekay or any of its Subsidiaries is a party or a beneficiary on the date hereof or becomes a party or a beneficiary hereafter.

“Investment Grade” is defined to mean:

(1) BBB– or above in the case of S&P (or its equivalent under any successor Rating Categories of S&P);

(2) Baa3 or above, in the case of Moody’s (or its equivalent under any successor Rating Categories of Moody’s); and

(3) the equivalent in respect of the Rating Categories of any Rating Agencies substituted for S&P or Moody’s.

“Kattegat” means Kattegat Limited, a Bermudian exempt company, which on the date of the indenture is wholly owned by the Trust.

“Lien” is defined to mean any mortgage, lien, pledge, security interest, encumbrance or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

“Moody’s” is defined to mean Moody’s Investors Service, Inc. and its successors.

“Path” means Path Spirit Limited, an English company limited by guarantee which is the trust protector of the Trust.

“Permitted Holder” is defined to mean the Trust, a majority of the Governing Board Members (each in his or her capacity as a Governing Board Member), or any other entity (including Resolute, Kattegat and Path), more than

50% of the total voting power of the Voting Stock or other controlling interests of which is, at the time of any transfer of Capital Stock of Teekay by the Trust or any such other entity, “beneficially owned” by the Trust or by a majority of the Governing Board Members (each in his or her capacity as a Governing Board Member).

“Rating Agencies” is defined to mean:

(1) S&P and Moody’s; or

(2) if S&P or Moody’s or both of them are not making ratings of the notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by Teekay, which will be substituted for S&P or Moody’s or both, as the case may be.

“Rating Category” is defined to mean:

(1) with respect to S&P, any of the following categories (any of which may include a “+” or “–”): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories);

(2) with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

(3) the equivalent of any such categories of S&P or Moody’s used by another Rating Agency, if applicable.

“Rating Decline” is defined to mean that at any time within 90 days (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any Rating Agency) after the date of public notice of a Change of Control, or of the intention of Teekay or of any person to effect a Change of Control, the rating of the notes is decreased by both Rating Agencies by one or more Gradations and the rating by such Rating Agencies on the notes following such downgrade is below Investment Grade.

“Redemption Date,” when used with respect to any note to be redeemed, is defined to mean the date fixed for such redemption by or pursuant to the indenture.

“Reporting Failure” means the failure of Teekay to file with or furnish to the SEC and furnish to the trustee and noteholders, as applicable, within the time periods specified in “Covenants—Provision of financial information” (after giving effect to any grace period specified under Rule 12b-25 under the Exchange Act), the reports and information which Teekay may be required to file with or furnish to the SEC pursuant to such provision.

“Resolute” is defined to mean Resolute Investments, Ltd., a Bermudian exempt company, which on the date of the indenture is wholly owned by Kattegat.

“S&P” is defined to mean Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc., and its successors.

“Stated Maturity” is defined to mean with respect to any note or any installment of principal or of interest on such note, the date specified in such note as the fixed date on which the principal of such note or such installment of principal or interest is due and payable.

“Subsidiary” is defined to mean, with respect to Teekay, any business entity of which more than 50% of the outstanding Voting Stock is owned directly or indirectly by Teekay and one or more other Subsidiaries of Teekay.

“Taxing Jurisdiction” is defined to mean the Republic of The Marshall Islands or any jurisdiction from or through which payment on the notes is made, or any political subdivision thereof, or any authority or agency therein or thereof having power to tax.

“Trust” is defined to mean The Kattegat Trust, a Bermudian charitable trust, the trustee of which is Kattegat Private Trustees (Bermuda) Limited.

“U.S. Government Securities” is defined to mean securities that are direct obligations of the United States of America, direct obligations of the Federal Home Loan Mortgage Corporation, direct obligations of the Federal National Mortgage Association, securities which the timely payment of whose principal and interest is unconditionally guaranteed by the full faith and credit of the United States of America, trust receipts or other evidence of indebtedness of a direct claim upon the instrument described above and money market mutual funds that invest solely in such securities.

“Voting Stock” of any person as of any date means the Capital Stock of such person that is at the time entitled to vote in the election of the board of directors or similar governing body of such person.

Book-entry; delivery and form; global securities

Except as set forth below, exchange notes will be issued only in registered, global form. Exchange notes will be issued at the closing of this exchange offer only in exchange for properly tendered and accepted original notes.

Initially, the exchange notes will be represented by one or more permanent global notes in registered form without interest coupons (collectively, the Global Notes). The Global Notes will be deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held through the Euroclear System (or Euroclear) and Clearstream Banking, S.A. (or Clearstream) (as indirect participants in DTC).

Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered, certificated form (or Certificated Notes), except in the limited circumstances described below. See “—Exchange of global notes for certificated notes.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the Participants) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the Indirect Participants). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have exchange notes registered in their names, will not receive physical delivery of Certificated Notes and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the persons in whose names the exchange notes, including the Global Notes, are registered as the owners of the exchange notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, at the due date of any payment in respect of securities such as the exchange notes, is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the exchange notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the exchange notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of exchange notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the exchange notes, DTC reserves the right to exchange the Global Notes for Certificated Notes and to distribute such exchange notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes in minimum denominations of $2,000 and in integral multiples of $1,000, if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and in either event the Company fails to appoint a successor depositary within 90 days; or

(2) there has occurred and is continuing an Event of Default and DTC notifies the trustee of its decision to exchange the Global Note for Certificated Notes.

Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

The Company will make payments in respect of the exchange notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The exchange notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such exchange notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain United States federal income tax considerations

The following discussion summarizes the material U.S. federal income tax considerations relevant to the exchange of original notes for exchange notes pursuant to the exchange offer, but does not purport to be a complete analysis of all potential tax considerations. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service (or the IRS) or an opinion of counsel with respect to the statements made and the conclusions reached in this discussion, and we cannot assure you that the IRS will agree with such statements and conclusions.

This discussion is limited to holders who are original beneficial owners of original notes, who exchange their original notes for exchange notes pursuant to this exchange offer and who hold the exchange notes as “capital assets” (generally, property held for investment). This discussion does not address the tax considerations arising under the laws of any foreign, state, local or other jurisdiction or any income tax treaty. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of holders that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding the exchange notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	banking, financing and similar institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and investors therein.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds exchange notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership exchanging original notes for exchange notes, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of exchanging original notes for exchange notes.

This summary is for general information only. We encourage holders to consult their own tax advisors regarding the U.S. federal income and other tax consequences of the exchange offer and being a holder of the exchange notes in light of their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdication.

Treatment of the exchange

An exchange of original notes for exchange notes pursuant to the exchange offer will not constitute a significant modification of the terms of the original notes and, accordingly, will not constitute a taxable event for U.S. federal income tax purposes. Instead, the exchange notes will be treated as a continuation of the corresponding original notes. Consequently, holders will not recognize any taxable gain or loss as a result of exchanging original notes for exchange notes pursuant to the exchange offer. The tax basis of the exchange notes will be the same as the tax basis of the corresponding original notes immediately before the exchange and the holding period of the exchange notes will include the holding period of the corresponding original notes.

Non-United States tax considerations

Marshall Islands tax considerations

The following discussion is based upon the current laws of the Republic of The Marshall Islands applicable to persons who are not citizens of and do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, reside in or conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to the offering will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law no taxes or withholding will be imposed by the Republic of The Marshall Islands on the notes. In addition, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the acquisition, ownership or disposition by such persons of the notes. Such persons also will not be required by the Republic of The Marshall Islands to file a tax return in connection with the acquisition, ownership or disposition by such persons of the notes.

It is the responsibility of each noteholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including The Marshall Islands, of an investment in the notes. Accordingly, each prospective noteholder is urged to consult its tax counsel or other advisor with regard to those matters. In addition, it is the responsibility of each noteholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such noteholder.

Investment by employee benefit plans

The purchase of the notes by an employee benefit plan that is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (or ERISA), and the Code is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction excise taxes (and other consequences) imposed by Section 4975 of the Code. Other employee benefit plans may be subject to provisions under U.S. federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, Similar Laws). For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities, individual retirement accounts or annuities (or IRAs) and entities whose underlying assets are considered to include “plan assets” of any such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether the purchase of the notes is authorized by the appropriate governing instrument and is a proper investment for the plan. Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions, including the extension of credit, involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan unless an exemption is available. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (or PTCEs) that may apply to the acquisition and holding of the notes. These class exemptions include PTCE 84-14 which applies to transactions involving plan assets managed by independent qualified professional asset managers, PTCE 90-1 which applies to insurance company pooled separate accounts, PTCE 91-38 which applies to bank collective investment funds, PTCE 95-60 which applies to life insurance company general accounts, and PTCE 96-23 which applies to transactions involving plan assets managed by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. The fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction also may be subject to penalties and liabilities under ERISA and the Code. In addition, an IRA that is involved in a prohibited transaction can lose its tax-deferred status.

The purchase and holding of the notes will constitute an extension of credit from the purchaser to us. Accordingly, plan fiduciaries and IRA owners contemplating a purchase of the notes should consult with their own counsel regarding the consequences under ERISA, the Code and other Similar Laws in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. We reserve the right in our sole discretion to purchase or make offers for, or to offer exchange notes for, any original notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days beginning when the exchange notes are issued, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until             , 2016, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days beginning when the exchange notes are issued, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Where you can find more information

We file annual and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at Headquarters Office, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such material may also be accessed electronically by means of the SEC’s website on the Internet at www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form F-4 under the Securities Act. This prospectus forms a part of the registration statement, as permitted by SEC rules and regulations. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities or we website. Our statements in this prospectus about the contents of any contracts or other documents we have filed as an exhibit are not necessarily complete. You should refer to the copy of each contract or other document we have filed or incorporated by reference as an exhibit to the registration statement for complete information.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” into this prospectus information that we file or furnish with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed or furnished separately with the SEC. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Reports on Form 6-K, as filed with the SEC on April 24, May 24, May 31, 2016 and June 30, 2016; and

•	our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on April 26, 2016.

All annual reports on Form 20-F, and all reports on Form 6-K that we expressly identify in such reports as being incorporated by reference into the registration statement of which this prospectus is a part, that we file with or furnish to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to consummation of this offering shall be deemed incorporated in this prospectus by reference and to be part hereof from the respective dates of the filing or furnishing of such documents.

Any statement contained herein or in a documents incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed or furnished document which also is, or is deemed to be incorporated by reference herein, modified or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this prospectus.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our Internet website at www.teekay.com, or by writing or calling us at the following address:

Teekay Corporation

4th Floor, Belvedere Building

69 Pitts Bay Road,

Hamilton, HM 08, Bermuda

Attention: Corporate Secretary

Telephone: (441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of each document.

Legal matters

The validity of the exchange notes under New York law and certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon. Certain legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson Farley & Williams LLP.

Experts

The consolidated financial statements of Teekay Corporation as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG LLP audits and reports on financial statements of Teekay Corporation issued at future dates, and consents to the use of its reports thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon its report and said authority.

Service of process and enforcement of civil liabilities

Teekay Corporation is a Marshall Islands corporation. The Republic of The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our controlled affiliates are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside of the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Under the purchase agreement between Teekay Corporation and the initial purchasers of the original notes, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States in connection with the purchase agreement, and we have appointed Watson Farley & Williams LLP to accept service of process on its behalf in any such action.

Watson Farley & Williams LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of The Marshall Islands would (1) recognize or enforce against us or our directors and officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us or our directors and officers or those of our controlled affiliates in original actions brought in the Republic of The Marshall Islands, based on these laws.

Teekay Corporation

Offer to Exchange All Outstanding, Unregistered

$200,000,000 8.5% Senior Notes due 2020 (CUSIP Nos. 8900YAB9 and Y8564WAC7)

For New, Registered

$200,000,000 8.5% Senior Notes due 2020 (CUSIP No. 87900YAA1)

PROSPECTUS

                         , 2016

Part II

Information Not Required in Prospectus

Item 20.	Indemnification of Directors and Officers

Teekay Corporation (or Teekay) is a Marshall Islands corporation. The Marshall Islands Business Corporations Act (or MIBCA) provides that a Marshall Islands corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraphs, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in the MIBCA.

In addition, a Marshall Islands corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of the MIBCA.

Section F of Teekay’s Articles of Incorporation, as amended, provides that to the fullest extent permitted under the MIBCA, a director of Teekay shall not be liable to Teekay or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 10.00 of Teekay’s Bylaws provides that any person who is made party to a proceeding by virtue of being an officer or director of Teekay or, being or having been such a director or officer or an employee of Teekay, serving at the request of Teekay as a director, officer, employee or agent of another corporation or other enterprise, shall be indemnified and held harmless to the fullest extent permitted by the MIBCA against any and all expense, liability, loss (including attorneys’ fees), judgments, fines or penalties and amounts paid in settlement actually incurred or suffered by such person in connection with the proceeding.

Teekay maintains a directors’ and officers’ liability insurance policy that, subject to the limitations and exclusions stated therein, covers its officers and directors for certain actions or inactions that they may take or omit in their capacities as officers and directors. In addition, Teekay has entered into separate indemnification agreements with some of its executive officers and directors. These indemnification agreements provide for indemnification of the director or officer against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except to the extent that such person is otherwise indemnified, such action, suit or proceeding arose out of such person’s intentional misconduct, knowing violation of law or out of a transaction in which such director or officer is finally judicially determined to have derived an improper personal benefit, or if it shall be determined by a final judgment or other final adjudication that such indemnification was not lawful.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits.

The Exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Registration Statement.

(b) Financial Statement Schedules.

All schedules have been omitted because they are not applicable or because the required information is shown in the financial statements or notes thereto.

Item 22.	Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial information required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(D) The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference in the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(E) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on July 28, 2016.

TEEKAY CORPORATION

By:	/s/ Peter Evensen
Peter Evensen, President and Chief Executive Officer

Power of Attorney

Each person whose signature appears below appoints Peter Evensen and Vincent Lok, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities indicated on July 28, 2016.

Signature	Title

/s/ Peter Evensen Peter Evensen	Director, President and Chief Executive Officer (Principal Executive Officer) and Authorized Representative in the United States

*Vincent Lok Vincent Lok	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

*C. Sean Day C. Sean Day	Chairman of the Board

*Axel Karlshoej Axel Karlshoej	Director

Alan Semple	Director

William Utt	Director

*Peter S. Janson Peter S. Janson	Director

*Thomas Kuo-Yuen Hsu Thomas Kuo-Yuen Hsu	Director

Eileen A. Mercier	Director

*Bjorn Moller Bjorn Moller	Director

*Tore I. Sandvold Tore I. Sandvold	Director

*By:	/s/ Peter Evensen Peter Evensen Attorney-in-Fact

Exhibit Index

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (13)

1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (13)

1.3	Amended and Restated Bylaws of Teekay Corporation. (1)

2.1	Registration Rights Agreement among Teekay Corporation, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (2)

2.2	Specimen of Teekay Corporation Common Stock Certificate. (2)

2.8	Indenture dated as of January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for US $450,000,000 8.5% Senior Notes due 2020. (14)

2.9	Agreement, dated October 5, 2012, for NOK 700,000,000 Senior Unsecured Bonds due October 2015, among us and Norsk Tillitsmann ASA. (18)

2.10	First Supplemental Indenture dated November 16, 2015 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for U.S. $200,000,000 8.5% Senior Unsecured Notes due 2021. (22)

4.1	1995 Stock Option Plan. (2)

4.2	Amendment to 1995 Stock Option Plan. (3)

4.3	Amended 1995 Stock Option Plan. (4)

4.4	Amended 2003 Equity Incentive Plan. (16)

4.5	Annual Executive Bonus Plan. (5)

4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)

4.8	Amended Rights Agreement, dated as of July 2, 2010 between Teekay Corporation and The Bank of New York, as Rights Agent. (7)

4.9	Agreement dated June 26, 2003 for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (8)

4.10	Agreement dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (5)

4.11	Supplemental Agreement dated September 30, 2004 to Agreement dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (5)

4.12	Agreement dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others. (6)

4.13	Agreement dated October 2, 2006, for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. (9)

4.14	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. (9)

4.15	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (10)

4.16	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings L.L.C. et al by HSH NordBank AG and others. (11)

Exhibit Number	Description

4.17	Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. (12)

4.18	2013 Equity Incentive Plan. (15)

4.19	Agreement, dated December 21, 2012 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (17)

4.20	Amendment Agreement, dated December 18, 2013 for a U.S. $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (19)

4.21	Agreement, dated February 24, 2014 for a U.S. $815,000,000 Secure Term Loan Facility Agreement among Knarr L.L.C., Citibank, N.A. and others. (20)

4.22

Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C in connection with the Yamal LNG Project. (21)

4.23	Agreement dated December 17, 2014, for a U.S. $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. (21)

4.24	Amendment Agreement No. 2, dated December 19, 2014 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (21)

4.25	Amendment Agreement No. 3, dated October 5, 2015 for a U.S. $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (22)

4.26	Amendment Agreement No. 4, dated December 17, 2015 for a U.S. $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (22)

4.27	Agreement, dated July 31, 2015, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks for a U.S. $803,711,786.92 term loan due 2027. (22)

4.28	Purchase Agreement, dated as of November 10, 2015, between Teekay Corporation and J.P. Morgan Securities LLC, for itself and on behalf of the several initial purchasers listed in Schedule 1 thereto. (22)

4.29	Registration Rights Agreement, dated November 16, 2015 by and among Teekay Corporation and J.P. Morgan Securities LLC, for itself and as representative of the several initial purchasers listed in Schedule 1 thereto. (22)

4.30	Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility. (22)

4.31	Form of 8.5% Senior Notes due January 15, 2020 (CUSIP 87900YAA10) offered hereby

4.32	Form of outstanding, unregistered 8.5% Senior Notes due January 15, 2020 (CUSIP Nos. 87900YAB9 and Y8564WAC7) issued November 16, 2015 (included in Exhibit 2.10)

5.1	Opinion of Perkins Coie LLP relating to the legality of the securities being registered

5.2	Opinion of Watson Farley & Williams LLP relating to the legality of the securities being registered

12.1	Computation of Ratio of Earnings to Fixed Charges

Exhibit Number	Description

21.1	List of Significant Subsidiaries*

23.1	Consent of KPMG LLP

23.2	Consent of Perkins Coie LLP (contained in Exhibit 5.1)

23.3	Consent of Watson Farley & Williams LLP (contained in Exhibit 5.2)

24.1	Power of Attorney*

99.1	Form of Letter of Transmittal for the Exchange Offer*

99.2	Form of Notice of Guaranteed Delivery for tender of Exchange Offer*

* Previously filed.

(1)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference to such Report.

(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

(3)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.

(4)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Report.

(5)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.

(6)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.

(7)	Previously filed as an exhibit to the Company’s Form 8-A/A (File No.1-12874), filed with the SEC on July 2, 2010, and hereby incorporated by reference to such Report.

(8)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.

(9)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.

(10)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 11, 2008, and hereby incorporated by reference to such Report.

(11)	Previously filed as an exhibit to the Company’s Schedule TO – T/A, filed with the SEC on May 18, 2007, and hereby incorporated by reference to such schedule.

(12)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.

(13)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.

(14)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on January 27, 2010, and hereby incorporated by reference to such Report.

(15)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-187142), filed with the SEC on March 8, 2013, and hereby incorporated by reference to such Registration Statement.

(16)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 25, 2012, and hereby incorporated by reference to such Report.

(17)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2013, and hereby incorporated by reference to such Report.

(18)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.

(19)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.

(20)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on September 2, 2014, and hereby incorporated by reference to such Report.

(21)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2015, and hereby incorporated by reference to such Report.

(22)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 26, 2016, and hereby incorporated by reference to such Report.